恒生銀行
HANG SENG BANK

Our Ref: HOS LGA 070501
Your Ref: File No. 82-1747

Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, NW
Washington, DC 20549
USA

16 August 2007

Attention: Ms Janette M Aalbregtse

Dear Sirs

AMERICAN DEPOSITARY RECEIPTS

We are pleased to enclose, for your reference and retention, a printed copy of Hang Seng Bank's 2007 Interim Report (English version).

Yours faithfully

C C Li
Company Secretary

Encl

dlw 8/22

恒生銀行有限公司 Hang Seng Bank Limited
香港中環德輔道中83號 83 Des Voeux Road Central Hong Kong
電話 Tel (852) 2198 1111 圖文傳真 Fax (852) 2868 4047
電傳 Telex 73311 HASEB HX 網址 Website www.hangseng.com

HANG SENG BANK


生 銀 行
ANG SENG BANK

2007 INTERIM REPORT

CONTENTS

RESULTS IN BRIEF

	30 June 2007	*30 June 2006*	*31 December 2006*
For the half-year ended	**HK$m**	HK$m	HK$m
Operating profit excluding loan impairment charges and other credit risk provisions	**8,053**	6,387	6,453
Operating profit	**7,773**	6,353	6,223
Profit before tax	**10,218**	7,513	6,882
Profit attributable to shareholders	**8,867**	6,190	5,848
	HK$	HK$	HK$
Earnings per share	**4.64**	3.24	3.06
Dividends per share	**2.20**	2.20	3.00
At period-end	**HK$m**	HK$m	HK$m
Shareholders' funds	**51,031**	43,718	46,981
Total assets	**741,322**	628,289	669,064
Ratios	**%**	%	%
For the half-year ended			
Return on average shareholders' funds	**36.6**	29.0	25.8
Cost efficiency ratio	**26.6**	26.8	31.0
Average liquidity ratio	**52.9**	50.9	53.0
At period-end			
Total capital ratio*	**12.3**	14.2	13.6
Tier 1 capital ratio*	**8.9**	11.0	10.7

* *Capital ratios at 30 June 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the Hong Kong Monetary Authority under section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II" capital accord, which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the "standardised approach" for the calculation of the risk-weighted assets for credit risk and operational risk and the "internal models approach" for the calculation of market risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base.*

The capital ratios at 30 June and 31 December 2006 were compiled in accordance with the then Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

Hang Seng's record results for the first half of 2007 reflect excellent progress with our long-term growth strategy, supported by buoyant economic conditions.

Attributable profit rose by 43.2 per cent to HK$8,867 million. Earnings per share were HK$4.64, an increase of 43.2 per cent.

Underpinned by strong growth in our wealth management and Commercial Banking businesses, operating profit excluding loan impairment charges and other credit risk provisions rose by 26.1 per cent to HK$8,053 million. Operating profit was up HK$1,420 million, or 22.4 per cent, at HK$7,773 million, the highest rate of growth for 11 years.

Pre-tax profit grew by 36 per cent to HK$10,218 million, in part reflecting an unrealised gain of HK$1,465 million on the dilution of our investment in our strategic mainland China partner Industrial Bank following its listing in February this year.

The Directors have declared a second interim dividend of HK$1.10 per share, bringing the total distribution for the first half of 2007 to HK$2.20, the same as in the first half of 2006.

In action

Our wide range of product offerings and sharp focus on personalised financial solutions helped our wealth management business go from strength to strength, with securities turnover and sales of investment funds and structured products breaking all previous highs. Private banking remained on a strong growth trend.

We continued to enhance services for Commercial Banking customers, strengthening our position as the preferred bank for small and medium-sized enterprises (SMEs). We capitalised on positive business sentiment, registering a significant increase in customer advances. We made pleasing progress with the development of our corporate wealth management business.

Treasury's balance sheet management portfolios reversed their downward trend. To further grow customer-driven business, we stepped up cross-customer group cooperation and put additional resources into structured product development. Such actions have placed Treasury in a better position to deliver profit growth.

Moves to further diversify Corporate Banking's income proved successful, with significant increases in customer deposits, trade services and credit facility fees.

In late May, our wholly owned Mainland subsidiary bank – Hang Seng Bank (China) Limited (Hang Seng China) – commenced operations, marking the start of a new era of business growth. We have also opened a third Guangzhou outlet and two new sub-branches in Shanghai since the beginning of the year, further strengthening our service capabilities in regions with good long-term growth potential.

Financial highlights

Net interest income grew by HK$1,155 million, or 20.8 per cent, to HK$6,696 million, supported by a 10 per cent rise in average customer deposits and a 9.7 per cent increase in average customer advances. Net interest margin rose by 10 basis points to 2.11 per cent, underpinned by improvements in deposit spreads, Treasury balance sheet management portfolio yields and contribution from net free funds.

Average interest-earning assets grew by 15.1 per cent. Total assets increased by HK$72.3 billion, or 10.8 per cent, to HK$741.3 billion.

The active investment market helped drive a HK$340 million increase in revenue from stockbroking and related services to HK$738 million as well as rises in income from retail investment fund and third-party structured product sales of HK$244 million and HK$217 million respectively. Along with strong growth of 108.1 per cent and 19.9 per cent in private banking business and card services income respectively, this supported the HK$1,080 million, or 60.6 per cent, increase in net fee income to HK$2,862 million.

Revenue from securities, derivatives and other trading rose by HK$141 million. This only partly offset the HK$216 million decline in foreign exchange income caused by exchange losses on forward contracts relating to Treasury's funding swap activities and on Hang Seng China's US dollar capital funds upon revaluation against the renminbi. Overall, trading income was down HK$75 million, or 11.4 per cent, at HK$584 million.

Operating expenses rose by 24.6 per cent to HK$2,914 million, due largely to investments in our Mainland business – including the establishment of Hang Seng China – as well as increases in performance-related pay and marketing costs. Excluding Mainland-related costs and performance-based bonuses and incentives, operating expenses were up 8.9 per cent.

However, the rise in costs was outpaced by the 25.7 per cent growth in total operating income. With this positive differential of 1.1 percentage points, our cost efficiency ratio was 0.2 percentage points lower at 26.6 per cent.

We also enhanced our staff productivity – operating profit per employee during the first half was over HK$900,000, a 14.1 per cent increase compared with a year earlier.

In June we launched a US$300 million subordinated notes offering. The issue has helped expand the breadth and depth of our investor base and the proceeds will be used for general funding purposes, which may include our proposed acquisition of the outstanding 50 per cent of Hang Seng Life.

At 30 June 2007, our total and tier 1 capital ratios were 12.3 per cent and 8.9 per cent respectively, as calculated under new rules issued for the implementation of the Basel II capital accord.

We continue to enjoy excellent credit ratings. Moody's Investors Service upgraded our long-term local currency deposit rating to Aa1 in May and our long-term foreign currency deposit rating to Aa2 in July. Standard and Poor's has assigned Hang Seng China local and foreign currency counterparty ratings of A (long term) and A-1 (short term), the highest ratings assigned to Mainland incorporated subsidiaries of foreign banks, and upgraded the outlook from stable to positive in late July.

Shareholders' funds (excluding proposed dividends) increased by HK$5,580 million, or 12.9 per cent, to HK$48,928 million, due largely to the HK$3,662 million increase in retained profits and the unrealised gain on the dilution of our investment in Industrial Bank.

Return on average shareholders' funds was 36.6 per cent, compared with 29 per cent in the first half of 2006. Excluding the gain on dilution, return on average shareholders' funds was 30.5 per cent.

Loans and deposits

Customer deposits, including certificates of deposit and other debt securities in issue, reached HK$558 billion, representing a rise of 3.4 per cent over the end of 2006. Particularly strong growth was achieved with Corporate Banking and non-borrowing SMEs.

Gross advances to customers at 30 June 2007 were HK$312 billion, an increase of HK$31.7 billion, or 11.3 per cent. This amount included HK$26.9 billion in IPO-related financing.

Corporate Banking increased lending to property investment and securities companies. However, large repayments of existing loans in other sectors curtailed the growth of the overall Corporate Banking loan portfolio.

Sustained consumer demand and a successful series of promotional campaigns contributed to good growth in personal loans, which increased by 18.6 per cent during the first half and 48.8 per cent year on year. Card advances rose by 3.8 per cent and 29.3 per cent over 31 December 2006 and 30 June 2006 respectively.

Loans for use outside Hong Kong grew by 14.1 per cent to HK$25.3 billion. This was due largely to a 21.3 per cent rise in lending by our Mainland branches, which achieved a 42.2 per cent increase in trade finance and strong growth in renminbi-denominated corporate loans.

Total loan impairment allowances as a percentage of gross advances to customers improved to 0.31 per cent, compared with 0.33 per cent at the previous year-end. Gross impaired advances as a percentage of gross advances to customers remained unchanged at 0.5 per cent.

Customer group highlights

Personal Financial Services attained a 35.9 per cent increase in operating profit excluding loan impairment charges to HK$5,380 million. Pre-tax profit was up 35.4 per cent at HK$5,278 million.

Wealth management income grew sharply by 58.2 per cent to reach a record HK$3,429 million. Stock trading turnover reached a new high, with timely marketing and special promotions helping us increase our customer base.

Sales of investment funds and equity-linked structured products also enjoyed strong growth, rising by 88.6 per cent and 234.4 per cent respectively.

Our fund management achievements were recognised through awards and number one rankings given to Hang Seng funds by organisations such as Lipper, Morningstar Asia and S & P's Fund Services during the first half of 2007.

Strategic initiatives taken to meet our private banking growth objectives – including hiring more relationship managers and extending our range of products – generated excellent results with total operating income rising by 60.7 per cent. Pre-tax profit was up 62.4 per cent at HK$459 million.

Funds under management rose 13.7 per cent to HK$121 billion compared with the previous year-end.

The further enhancement of our retirement planning services drove a 37.1 per cent growth in life insurance income in the first half of 2007 and helped make us Hong Kong's number one provider in terms of annualised new premiums for regular-pay (non-linked) insurance in the first quarter of the year.

We capitalised on positive consumer sentiment to grow cards in issue to 1.44 million. Card spending increased by 22.3 per cent.

Residential mortgages fell slightly by 0.8 per cent. Amid intense market competition, we demonstrated our commitment to our mortgage business through continuous investment in our e-mortgage website, making it both a resource centre and sales channel. This helped us hold our position as one of the market leaders, striking a balance between market share and profit contribution.

Commercial Banking's operating profit excluding loan impairment charges rose by 15.3 per cent to HK$1,076 million, driven by a 22.7 per cent increase in average customer advances as well as the expansion of corporate wealth management business and improvements in deposit spreads. Pre-tax profit rose 17.2 per cent to HK$1,285 million.

The contribution of corporate wealth management income to Commercial Banking's total operating income grew from 7.9 per cent to 9 per cent. In particular, strengthened collaboration between commercial relationship managers and treasury and investment service teams saw treasury and investment income grow by 73.2 per cent.

We effectively promoted our comprehensive banking solution for retailers, growing our market share in this key sector. We also enjoyed success in expanding our card merchant-acquiring business, resulting in a 40.9 per cent increase in related income.

Commercial Banking's average customer deposits rose 19.5 per cent, driven largely by non-borrowing SME customers.

The improved interest rate environment in the first half of 2007 saw Treasury's operating profit increase by 2.7 per cent to HK$456 million. Net operating income rose 5.1 per cent, with the improvement in yields on balance sheet management portfolios. Including the increase in our share of profits from associates, pre-tax profit rose by 12.8 per cent to HK$571 million.

Corporate Banking's 16 per cent rise in operating profit excluding loan impairment charges to HK$298 million was underpinned by growth of 15.7 per cent in net interest income and 35 per cent in net fee income.

Net interest income growth was largely driven by the 28.9 per cent growth in average customer deposits. Average customer advances were up 2.3 per cent, due mainly to lending to property investment, securities and information technology companies.

Pre-tax profit was down by HK$79 million at HK$192 million, reflecting an increase in loan impairment charges.

Mainland business

The opening of Hang Seng China in late May puts us in a stronger position to enlarge our service scope and build on the good growth momentum generated during the first half of the year. Including Hang Seng Bank's foreign currency wholesale business branch in Shenzhen and Xiamen representative office, we now have 19 outlets on the Mainland.

We continued to focus on the affluent customer segment and commercial business in high-growth regions. Our number of Mainland Prestige Banking accounts increased by 35 per cent during the first half of the year.

Total operating income of our Mainland operations grew by 86 per cent to HK$225 million, supported by a 21.3 per cent increase in lending and a 42.7 per cent rise in deposits. Pre-tax profit was down HK$40 million, affected by the costs of establishing our Mainland subsidiary, an exchange loss on US dollar capital funds upon revaluation against the renminbi and an increase in loan impairment charges.

Closer collaboration with Industrial Bank improved customer convenience, with Hang Seng China's Prestige Banking customers now able to make deposits via 26 Industrial Bank outlets in Shanghai.

Including our share of profit from our strategic partner, the pre-tax profit of our Mainland business contributed 5.9 per cent to total pre-tax profit, compared with 4.3 per cent a year earlier.

e-channels

We continued to make effective use of technology to improve our cost efficiency and offer customers a more convenient banking service. In June 2007, 51.3 per cent of all banking transactions were made online, up from 45.7 per cent in December last year.

Enhancements to our Personal e-Banking website helped us grow our number of Personal e-Banking customers by 10 per cent compared with the end of 2006 to reach over 690,000. Personal e-Banking transactions increased by 12.7 per cent compared with December last year. Internet transactions accounted for 71.6 per cent of securities trading and 81 per cent of foreign exchange trading.

With intense competition in the mortgage sector, we used superior service rather than pricing to maintain our market position. Our improved e-mortgage channel offers a one-stop solution with maximum flexibility as to when and where customers can access up-to-date mortgage-related information and tools, obtain instant property valuations and make mortgage applications. The number of online mortgage submissions made during the first half of 2007 grew by 249 per cent compared with the first half of last year.

Year-on-year, revenue from Personal e-Banking sales and transactions grew by 93 per cent to HK$734 million in the first half of 2007.

We also made good progress with the expansion of Business e-Banking, growing our number of accounts by 34.5 per cent year on year to more than 44,000. Business e-Banking transaction volume grew by 46.2 per cent, reflecting the increasing popularity of our e-channels.

Technology is also helping us reduce our use of natural resources. Over 150,000 accounts have now switched to electronic statements, saving around 8 million sheets of paper per year. We will extend this electronic option to cover investment product advice letters within the next few months.

Human resources

Our accomplishments rely in large part on the hard work and dedication of our people. Business expansion saw our number of full-time equivalent staff increase by 161 during the first half to reach over 8,600. We continue to invest in staff development by providing professional and technical training to expand skills and facilitate career development.

Corporate responsibility

As a good corporate citizen, we support our local communities in ways that go beyond the provision of premium financial services. Our corporate responsibility programmes focus on education, the environment, sports development and the arts. We also strive to promote more sustainable practices through our lending and investment policies as well as within our own organisation.

Education is a key element of our efforts to promote social development. Through our support of the New Leaders Programme organised by Junior Achievement Hong Kong, we enable young people to explore issues of ethical leadership and develop sound values that will help them achieve future success. We are also working with the Hong Kong Youth Institute to encourage positive innovation through the "Hang Seng Bank Social Entrepreneurship Programme".

We have joined hands with the Hong Kong Federation of Industries to establish the "Hang Seng Pearl River Delta Environmental Awards", which aim to recognise and encourage improved environmental performance by factories in the Pearl River Delta region.

More details of our beliefs and many activities as a corporate citizen can be found in our second Corporate Responsibility report, available online at: http://www.hangseng.com/hsb/eng/abo/cc/csr/06/index.html.

Moving forward

Economic growth in Hong Kong will maintain momentum during the second half of the year. The economy will continue to benefit from the improving labour market, a favourable interest rate environment and strong growth on the Mainland.

Potential challenges include rising inflation risks created by the weakening US dollar and appreciating renminbi, which may put upward pressure on costs. The prospects of further macro-economic policy tightening on the Mainland may also add volatility to the performance of its economy and financial markets.

Against this backdrop, we will further develop wealth management, Commercial Banking and Mainland business as key growth drivers. We will leverage our brand, leading market position and wide product range to attract new customers and deepen relationships with existing ones. We will capitalise on the positive sentiment of consumers and the business community to expand personal finance and commercial lending.

Supported by economic growth on the Mainland, we will take full advantage of new business opportunities following the establishment of our subsidiary bank.

We will grow our customer base by continuing to focus on high-growth areas such as the Pearl River Delta, Yangtze River Delta and Bohai Economic Rim regions. We are well advanced with preparations to open a Hangzhou branch and a sub-branch in Beijing within the next few months and have more openings planned for later in the year. We will take further steps to increase renminbi deposits to support lending growth. By 2010, we aim to have more than 2,000 staff and over 50 outlets on the Mainland.

The significant progress made in the first half of 2007 provides encouraging support for our strategy for long-term business growth. We will continue working to further enhance our position as a leading financial institution in Greater China and achieve new heights of excellence for customers and shareholders.

Raymond Or
Vice-Chairman and Chief Executive
Hong Kong, 30 July 2007

FINANCIAL PERFORMANCE

Income Statement

Summary of financial performance

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Total operating income	**16,072**	12,396	13,762
Total operating expenses	**2,914**	2,338	2,903
Operating profit excluding loan impairment charges and other credit risk provisions	**8,053**	6,387	6,453
Profit before tax	**10,218**	7,513	6,882
Profit attributable to shareholders	**8,867**	6,190	5,848
Earnings per share (in HK$)	**4.64**	3.24	3.06

Hang Seng Bank Limited ("the Bank") and its subsidiaries and associates ("the Group") reported an unaudited profit attributable to shareholders of HK$8,867 million for the first half of 2007, a rise of 43.2 per cent over the first half of 2006. Earnings per share was HK$4.64, up 43.2 per cent.

Operating profit excluding loan impairment charges and other credit risk provisions rose by HK$1,666 million, or 26.1 per cent, to HK$8,053 million.

We increased our range of product offerings and further enhanced our service delivery channels, driving strong growth in our personal wealth management and Commercial Banking businesses. Operating profit was up HK$1,420 million at HK$7,773 million.

Net interest income rose by HK$1,155 million to HK$6,696 million.

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Net interest income/(expense) arising from:			
• financial assets and liabilities that are not at fair value through profit and loss	**7,609**	6,399	7,290
• trading assets and liabilities	**(938)**	(879)	(1,160)
• financial instruments designated at fair value	**25**	21	23
	6,696	5,541	6,153
Average interest-earning assets	**639,539**	555,773	601,031
Net interest spread	**1.72%**	1.67%	1.66%
Net interest margin	**2.11%**	2.01%	2.03%

Deposit products contributed HK$514 million to the increase in net interest income. This was attributable to the increase of 10.0 per cent in average customer deposits, mainly in lower cost savings balances, and wider deposit spreads.

Average customer advances rose by 9.7 per cent, driven by encouraging growth in higher yielding card advances, personal loans, trade finance and lending in mainland China. The pricing of residential mortgages and corporate lending, however, remained under pressure due to intense market competition. Overall, the total loan portfolio contributed HK$153 million to the growth in net interest income.

Net interest income of Treasury's balance sheet management portfolios improved by HK$191 million as the holding of lower yield securities gradually matured. The debt securities portfolio of life insurance funds grew by 45.0 per cent, adding HK$138 million to net interest income.

Benefiting from the rise in both interest rates and funds balance, net free funds (including non-interest-bearing account balances and net shareholders' funds) contributed HK$159 million to the increase in net interest income.

Net interest margin rose by 10 basis points to 2.11 per cent. Net interest spread increased by five basis points to 1.72 per cent, contributed by wider deposit spreads and the gradual improvement of Treasury's balance sheet management portfolio yields. The contribution from net free funds also rose by five basis points to 0.39 per cent.

Compared with the second half of 2006, net interest income rose by HK$543 million, or 8.8 per cent, with a growth of 6.4 per cent in average interest-earning assets. Net interest margin improved by eight basis points, attributable mainly to wider deposit spreads and contribution from net free funds.

The HSBC Group reports interest income and interest expense arising from financial assets and financial liabilities held for trading as "Net trading income" and arising from financial instruments designated at fair value through profit and loss as "Net income from financial instruments designated at fair value" (other than for debt securities in issue and subordinated liabilities, together with derivatives managed in conjunction with them).

The table below presents the net interest income of Hang Seng, as included within the HSBC Group accounts:

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Net interest income	**7,587**	6,375	7,264
Average interest-earning assets	**620,830**	541,337	586,347
Net interest spread	**1.87%**	1.82%	1.84%
Net interest margin	**2.46%**	2.37%	2.46%

Net fee income rose by HK$1,080 million, or 60.6 per cent.

Net fee income reached HK$2,862 million, representing an increase of 60.6 per cent and 66.9 per cent over the first and second halves of 2006 respectively.

Investment services expanded significantly, capturing the opportunities provided by the buoyant stock market and favourable investment environment. Stockbroking and related services income rose by 85.4 per cent to HK$738 million, driven by a 78.4 per cent growth in turnover. Investment funds income (including sales commission and fund management fees) rose by 50.4 per cent to HK$728 million. Sales turnover of investment funds reached a half-year record of HK$32.4 billion, rising 88.6 per cent over the same period last year. Income from sales of third-party structured products (mainly equity-linked instruments) rose by HK$217 million to reach HK$249 million. Private banking investment services income increased by 108.1 per cent.

Card services income rose by 19.9 per cent, supported by an increase of 22.3 per cent in cardholder spending. Deposit services and payment and cash management business also showed good progress, reporting growth in account services fees and remittances of 19.0 per cent and 21.3 per cent respectively.

Trading income fell by HK$75 million, or 11.4 per cent.

The fall in foreign exchange income of HK$216 million was mainly attributable to two reasons not related to normal foreign exchange trading. First, an exchange loss of HK$187 million was incurred in the first half of 2007 (HK$38 million in the first

half of 2006) on forward contracts used in "funding swap" activities* in the balance sheet management portfolios. Second, capital funds of the Bank's Mainland subsidiary, Hang Seng Bank (China) Limited ("HACN") maintained in US dollars pending approval to convert into renminbi were recorded at historical rate. The subsequent revaluation loss of such US dollar funds against the renminbi, amounting to HK$47 million in the first half of 2007, was recognised as a foreign exchange loss.

Income from securities, derivatives and other trading rose significantly by HK$141 million, or 287.8 per cent, attributable mainly to the 78.8 per cent increase in the turnover of equity-linked structured products for commercial and personal customers and an improvement in proprietary trading results.

Compared with the second half of 2006, trading income was down HK$87 million, mainly attributable to the exchange loss on funding swap transactions.

* *Treasury from time to time employs foreign exchange swaps for its funding activities, which in essence involve swapping a currency ("original currency") into another currency ("swap currency") at the spot exchange rate for short-term placement and simultaneously entering into a forward exchange contract to convert the funds back to the original currency on maturity of the placement. In accordance with HKAS39, the exchange difference of the spot and forward contracts is required to be recognised as foreign exchange gain/loss, while the corresponding interest differential between the original and swap funding is reflected in net interest income.*

Net income from financial instrument designated at fair value rose by HK$649 million to HK$686 million, mainly reflecting the improvement in investment returns on life insurance asset portfolios.

Net earned insurance premiums rose by HK$867 million, or 21.9 per cent.

The successful launch of regular-pay (non-linked) life insurance products in the first half of 2007 helped us attain a favourable market position.

Net insurance claims incurred and movement in policyholders' liabilities rose by HK$1,434 million, or 39.1 per cent.

The growth in liabilities to policyholders, including investment and other reserves, was in line with the growth in long term life insurance policies in-force.

Analysis of income from wealth management business

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Investment income:			
• retail investment funds	**728**	484	312
• structured investment products*	**511**	235	278
• private banking**	**337**	165	175
• securities broking and related services	**738**	398	407
• margin trading and others	**30**	33	32
	2,344	1,315	1,204
Insurance income:			
• life insurance	**943**	688	788
• general insurance and others	**142**	165	121
	1,085	853	909
Total	**3,429**	2,168	2,113

* *Income from structured investment products includes income reported under net fee income on the sales of third-party structured investment products. It also includes profit generated from the selling of structured investment products in issue, reported under trading income.*

** *Income from private banking includes income reported under net fee income on investment services and profit generated from selling of structured investment products in issue, reported under trading income.*

Wealth management income reached a record HK$3,429 million in the first half of 2007, an increase of 58.2 per cent over a year earlier. This was contributed by a 78.3 per cent growth in investment services income and 37.1 per cent rise in life insurance income.

Investment fund sales reached a half-year record of HK$32.4 billion, rising by 88.6 per cent over the same period last year. The achievement reflected the success of the Hang Seng fund series in the launch of new funds (the Hang Seng Consumer Sector FlexiPower Fund, the first consumer sector fund authorised in Hong Kong focusing on the Mainland and Hong Kong markets, and the Hang Seng China B-Share Focus Fund, which is the first retail fund in Hong Kong to focus on China B-shares) and the good performance of existing funds (particularly the Hang Seng China Equity Fund and the Hang Seng High Yield Bond Fund). In addition, a wide variety of third-party funds were selected to meet customers' different investment objectives. Funds under management (excluding private banking) rose by 8.8 per cent to HK$67.4 billion from the previous year-end. Investment fund income (including sales commission and management fees) rose by 50.4 per cent to HK$728 million.

The Bank adopted an open architecture model to source and package the most competitive structured products (including both Hang Seng and third-party products) and offer the best time-to-market to provide the best value for customers. The success of this approach was reflected in a 28.3 per cent rise in turnover and 117.4 per cent increase in income from structured profits (mainly equity-linked instruments).

Further investments were made in securities services to enhance the efficiency and capacity of the e-Banking and phone banking trading platforms to capture business opportunities provided by the buoyant stock market. Leveraging on its large network, customer base and funding capabilities, the Bank participated actively in initial public offering ("IPO") activities by acting as a receiving bank and offered preferential packages to customers for IPO subscriptions. Together with successful promotional campaigns to acquire new accounts and boost trading activities, securities accounts and trading volume grew by 17.2 per cent and 78.4 per cent respectively year-on-year. Stockbroking and related service income rose by 85.4 per cent to HK$738 million.

Private banking further strengthened its relationship management team and investment service support. Customer base and assets under management rose by 8.5 per cent and 20.6 per cent respectively. Its investment services income rose by an impressive 104.2 per cent.

Life insurance recorded encouraging income growth of 37.1 per cent to reach HK$943 million (analysed in the table below). Hang Seng ranked first in the market for new regular-pay (non-linked) life insurance premium in the first quarter of 2007. This unprecedented success is attributable to the offering of a diverse range of retirement solutions – from wealth accumulation to health protection – to meet customers' needs of all life stages through an efficient multi-channel distribution network.

General insurance income fell 13.9 per cent to HK$142 million in a competitive market environment.

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Life insurance:			
• net interest income and fee income	**429**	294	371
• investment returns on life insurance funds	**689**	44	866
• net earned insurance premiums	**4,676**	3,791	3,743
• claims, benefits and surrenders paid	**(618)**	(517)	(497)
• movement in policyholders' liabilities*	**(4,445)**	(3,113)	(3,878)
• reinsurers' share of claims incurred and movement in policyholders' liabilities	**5**	4	5
• movement in present value of in-force long-term insurance business	**207**	185	178
	943	688	788
General insurance and others	**142**	165	121
Total	**1,085**	853	909

* *Including premium and investment reserves*

Operating expenses rose by HK$576 million, or 24.6 per cent.

Operating expenses rose by HK$576 million, or 24.6 per cent, compared with the first half of 2006. Mainland operations accounted for an increase of HK$121 million, attributable mainly to the establishment of HACN and the expansion of branch network and headcount. Excluding Mainland operations, operating expenses rose by 20.3 per cent.

Employee compensation and benefits increased by HK$321 million, or 25.1 per cent, over the same period last year. Of this amount, HK$277 million was in the form of variable performance-related pay, including sales incentives and bonuses, which made up 25.3 per cent of total staff costs in the first half of 2007 (10.0 per cent for the first half of 2006). Salaries and other costs increased by 7.4 per cent, reflecting increased headcount and annual salary increment.

General and administrative expenses were up HK$229 million, or 25.2 per cent. An increase of HK$53 million in rental expenses was attributable to branches in Hong Kong and on the Mainland as well as additional rental after the disposal of the Hang Seng Building in May 2006 and the new "Mega Site" back office centre. Marketing and advertising expenses rose by HK$83 million with the increased promotion of wealth management products and card services and brand building both in Hong Kong and on the Mainland. The increase of HK$80 million under the heading of 'Other operating expenses' included financial data fees to support securities business growth, professional and other costs associated with the establishment of HACN and charges by the HSBC Group processing centres due to an increase in business volume.

Staff numbers* by region	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
Hong Kong	**7,724**	7,524	7,748
Mainland	**843**	471	661
Others	**58**	50	55
Total	**8,625**	8,045	8,464

* *Full-time equivalent*

The number of full-time equivalent staff increased by 580 year-on-year. New staff in Hong Kong were hired to further expand private banking's financial advisory team and strengthen the Personal Financial Services and Commercial Banking relationship management and wealth management teams. Mainland staff increased from 471 to 843, due to the establishment of HACN and branch network expansion.

The cost efficiency ratio for the first half of 2007 was 26.6 per cent, compared with 26.8 per cent for the same period last year.

Operating profit

Operating profit was up HK$1,420 million, or 22.4 per cent, at HK$7,773 million, after accounting for **loan impairment charges and other credit provisions** of HK$280 million, compared with HK$34 million in the first half of 2006 which benefited from a substantial recovery from a commercial banking account.

Loan impairment charges and other credit risk provisions increased by HK$246 million, or 723.5 per cent, to HK$280 million.

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Loan impairment (charges)/releases			
• individually assessed	**(137)**	29	(136)
• collectively assessed	**(143)**	(63)	(82)
	(280)	(34)	(218)
of which:			
• new and additional	**(349)**	(165)	(258)
• releases	**40**	97	9
• recoveries	**29**	34	31
	(280)	(34)	(218)
Other provisions	**–**	–	(12)
Loan impairment charges and other credit risk provisions	**(280)**	(34)	(230)

Individually assessed provisions recorded a net charge of HK$137 million compared with a net release of HK$29 million for the same period last year, due mainly to higher new charges and lower releases for corporate and commercial banking customers. Of the collectively assessed charges, HK$101 million was made on card and personal loan portfolios, a rise of 71.2 per cent over same period last year. A charge of HK$42 million was made on advances not individually identified as impaired, compared with a charge of HK$4 million made in the first half of 2006. This reflects an update of the historical loss rates used for the first half of 2007.

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
	%	%	%
Loan impairment allowances			
• individually assessed	**0.13**	0.14	0.15
• collectively assessed	**0.18**	0.19	0.18
Total loan impairment allowances	**0.31**	0.33	0.33

Attributable profit

Profit before tax was up HK$2,705 million, or 36.0 per cent, at HK$10,218 million, in part reflecting a gain of HK$1,465 million following the listing of our strategic mainland China partner Industrial Bank Co., Ltd ("Industrial Bank") and an increase of HK$172 million in **share of profits from associates**, mainly contributed by Industrial Bank. These were partly offset by decreases of HK$300 million in **profit on disposal of fixed assets and financial investments** and HK$52 million in **net surplus on property revaluation**.

Profit on disposal of fixed assets and financial investments amounted to HK$274 million, a decrease of 52.3 per cent compared with the first half of 2006.

Profit on disposal of equity investments increased by 96.8 per cent to HK$248 million. On the other hand, profit on disposal of properties fell to HK$26 million, compared with HK$448 million in the same period last year which recorded the disposal of the Hang Seng Bank Building at 77 Des Voeux Road Central.

Net surplus on property revaluation fell by 10.4 per cent to HK$266 million.

(Figures in HK$m)	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Net surplus on property revaluation			
• bank premises	**17**	13	4
• investment properties	**154**	305	(1)
• properties held for sale	**95**	–	–
	266	318	3

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2007 to reflect property market movements in the first half of the year. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$281 million of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$264 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$154 million were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$49 million and HK$27 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with HKFRS 5, the revaluation gain of HK$95 million was recognised through income statement.

Customer Group Performance

The table below sets out the profit before tax contributed by the customer groups for the periods stated.

(Figures in HK$m)	***Personal Financial Services***	***Commercial Banking***	***Corporate Banking***	***Treasury***	***Other***	***Total***
Half-year ended 30 June 2007						
Profit before tax	**5,278**	**1,285**	**192**	**571**	**2,892**	**10,218**
Share of profit before tax	**51.7%**	**12.6%**	**1.8%**	**5.6%**	**28.3%**	**100.0%**
Half-year ended 30 June 2006						
Profit before tax	3,897	1,096	271	506	1,743	7,513
Share of profit before tax	51.9%	14.6%	3.6%	6.7%	23.2%	100.0%
Half-year ended 31 December 2006						
Profit before tax	3,833	1,166	286	545	1,052	6,882
Share of profit before tax	55.7%	16.9%	4.2%	7.9%	15.3%	100.0%

Personal Financial Services ("PFS") reported a growth of 35.4 per cent in profit before tax to HK$5,278 million and contributed 51.7 per cent to the Group's total profit before tax. Operating profit excluding loan impairment charges rose by 35.9 per cent, reflecting strong growth in wealth management, private banking, card and personal lending businesses.

Non-interest income grew by 56.3 per cent, driven primarily by the continued success of PFS's wealth management business, which reported the following record achievements:

- Investment funds: record sales with a significant 88.6 per cent growth over the first half of 2006;
- Stock trading: record turnover with growth of 78.4 per cent and increase in customer base (17.2 per cent growth year-on-year);
- Equity-linked structured instruments: record turnover with growth of 234.4 per cent; and
- Life insurance: number one ranking in terms of new regular-pay (non-linked) life insurance premiums for the first quarter of 2007. This achievement was attributable to the offering of a diverse range of retirement solutions – from wealth accumulation to health protection – to meet customers' needs of all life stages.

Private banking sustained its outstanding performance trends with total operating income up by 60.7 per cent. Profit before tax rose by 62.4 per cent to HK$459 million.

Net interest income rose by 16.7 per cent, contributed mainly by the 7.8 per cent growth in average customer deposits and the widening of deposit spreads. Higher growth was recorded in savings accounts, reflecting a customer preference for maintaining liquidity for investment activities.

The impressive year-on-year growth in card advances and personal lending of 29.3 per cent and 48.8 per cent respectively offset the contraction in the Government Home Mortgage Scheme ("GHOS") mortgage portfolio. Amid intense market competition, residential mortgages fell slightly by 0.8 per cent with continued pressure on loan margins. The Bank maintained its position as one of the market leaders by promoting one-stop e-mortgage services as a key area of differentiation.

A series of promotional activities and strong consumer market sentiment helped card business grow steadily in the first half of 2007. Cards in issue reached 1.44 million, up from 1.40 million at the end of 2006. Card spending increased by 22.3 per cent.

Commercial Banking ("CMB") achieved an increase of 15.3 per cent in operating profit excluding loan impairment charges, driven by strong growth in both net interest income and net fee income. Profit before tax rose by 17.2 per cent to HK$1,285 million, contributing 12.6 per cent of the Group's total.

Net interest income recorded good growth of 21.6 per cent. Average customer advances rose by 22.7 per cent over the first half of 2006 as a result of balanced growth in trade and factoring, advances to the manufacturing and wholesale and retail sectors, and IPO-related financing.

Corporate wealth management income contributed 9.0 per cent of CMB's total operating income in the first half of 2007, up from 7.9 per cent in 2006. In particular, investment and treasury income achieved robust growth of 73.2 per cent.

CMB continued its strategy of providing customer-centric solutions to retailers. Net fee income from card merchant-acquiring business achieved strong growth of 40.9 per cent. To enhance our competitive position, Octopus merchant services were launched in June 2007 to help SME retailers improve their cash management.

In addition to corporate wealth management and card merchant-acquiring business, CMB also achieved satisfactory growth in trade and remittances services income. Net fees and commissions grew by 20.8 per cent.

Average customer deposits increased by 19.5 per cent, driven primarily by customer segmentation initiatives that improved the management of non-borrowing SME customers.

CMB business continued to grow rapidly on the Mainland, with intensified collaboration between the Hong Kong and Mainland teams. Net interest income on the Mainland grew by 144.9 per cent in the first half of 2007. In early July, the Bank became the first foreign bank to provide renminbi services to corporate customers in Dongguan, further strengthening its competitive position in the Pearl River Delta region.

Business e-Banking enjoyed strong growth. At 30 June 2007, over 44,000 customers had registered for Business e-Banking services, a year-on-year increase of 34.5 per cent. The number of online business banking transactions grew by 46.2 per cent.

Corporate Banking ("CIB") achieved an increase of 16.0 per cent in operating profit excluding loan impairment charges, underpinned by satisfactory growth of 15.7 per cent in net interest income and 35.0 per cent in net fee income. Average customer deposits rose by 28.9 per cent and deposit spreads widened. Average customer advances increased by 2.3 per cent, mainly in lending to property investment, securities and information technology companies.

Profit before tax fell by HK$79 million to HK$192 million, affected by an increase in loan impairment charges.

Strong liquidity in Hong Kong continued to exert pressure on corporate loan margins. CIB remained focused on better yield transactions and continued to target business sectors such as investment holding companies and securities firms. CIB was active in financing Mainland projects of Hong Kong-based corporates and continued to expand its Mainland customer base.

Encouraging progress with income diversification saw solid growth in trade services, while credit facilities fees increased on the back of an active refinancing market. Overall, net fee income increased by 35.0 per cent.

Treasury ("TRY") reported a 2.7 per cent growth in operating profit excluding loan impairment charges. Profit before tax, taking into account the increase in share of profits from associates, rose by 12.8 per cent to HK$571 million and contributed 5.6 per cent to the Group's total profit before tax.

Balance sheet management portfolios reversed their downward trend and recorded growth of HK$191 million, or 88.4 per cent, in net interest income. Excluding the HK$149 million favourable impact of "funding swap" activities, net interest income rose by HK$42 million, or 23.6 per cent. With the growth in portfolios and gradual re-pricing of lower yield investments, Treasury is now better positioned to capture yield enhancement opportunities and deliver profit growth.

Trading income fell by HK$170 million, or 51.1 per cent, due mainly to the fall of HK$218 million in foreign exchange profit. Apart from lower foreign exchange trading profit, the bulk of the decline came from the "funding swap" activities in the balance sheet management portfolios which were reported as a loss of HK$187 million in the first half of 2007 (loss of HK$38 million in the first half of 2006). Securities and other derivatives trading, including the provision of structured products to personal and corporate customers, recorded satisfactory growth.

Mainland Business

The opening of HACN on 28 May 2007 marked a new era in the Bank's Mainland business. Headquartered in Shanghai, HACN has a network of 17 branches and sub-branches with three new sub-branches (two in Shanghai and one in Guangzhou) opened since the beginning of the year. The Bank has a branch in Shenzhen for foreign currency wholesale business and a representative office in Xiamen.

Benefiting from continuing strong economic growth on the Mainland, customer advances and deposits recorded impressive growth of 21.3 per cent and 42.7 per cent respectively over the end of 2006. Year-on-year, advances and deposits were up 50.4 per cent and 93.9 per cent respectively. Total operating income rose by 86.0 per cent to HK$225 million. Profit before tax was down HK$40 million, affected by the cost of establishing HACN, an increase in loan impairment charges and the exchange loss of capital funds maintained in US dollars upon revaluation against the renminbi.

By customer group, Mainland PFS continued to focus on the Prestige Banking segment and the provision of wealth management services. CMB and CIB teams further stepped up their efforts to join-up with the Bank's Hong Kong teams to serve customers' business needs on the Mainland and in Hong Kong. TRY continued to manage the funding positions of the branches and develop structured investment products to meet customers' needs.

Including the Bank's share of profit from Industrial Bank (but excluding the gain on dilution of investment), Mainland business contributed 5.9 per cent of total profit before tax, compared with 4.3 per cent in the first half of 2006.

Economic Profit

Economic profit is calculated from post-tax profit, adjusted for any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus, and takes into account the cost of capital invested by the Bank's shareholders.

For the first half of 2007, economic profit was HK$6,206 million, an increase of HK$2,381 million, or 62.2 per cent, compared with same period last year. Post-tax profit, adjusted for the property revaluation surplus net of deferred tax and depreciation attributable to the revaluation, rose by HK$2,719 million. Cost of capital rose by HK$338 million, in line with the growth in invested capital with the accumulation of retained profits.

	Half-year ended 30 June 2007		*Half-year ended 30 June 2006*		*Half-year ended 31 December 2006*	
	HK$m	***%***	*HK$m*	*%*	*HK$m*	*%*
Average invested capital	**43,424**		37,485		40,439	
Return on invested capital*	**8,682**	**40.3**	5,963	32.1	5,877	28.8
Cost of capital	**(2,476)**	**(11.5)**	(2,138)	(11.5)	(2,359)	(11.6)
Economic profit	**6,206**	**28.8**	3,825	20.6	3,518	17.2

* *Return on invested capital is based on post-tax profit excluding any surplus/deficit arising from property revaluation and depreciation attributable to the revaluation surplus.*

Balance Sheet

Total assets grew by HK$72.3 billion, or 10.8 per cent, during the first half of 2007 to HK$741.3 billion. Customer advances rose by HK$31.6 billion, or 11.3 per cent, including HK$26.9 billion in financing customers for subscription of shares in IPOs. Encouraging growth was recorded in lending on the Mainland, trade finance, card advances and personal loans. Customer deposits rose by 3.4 per cent, mainly in current and savings accounts. At 30 June 2007, the advances-to-deposits ratio was 55.7 per cent, compared with 51.7 per cent and 52.8 per cent at the end of December 2006 and June 2006 respectively.

Advances to customers

Gross advances at 30 June 2007 reached HK$312.0 billion, representing growth of 11.3 per cent over 31 December 2006 and 16.7 per cent year-on-year. The amount included IPO-related financing of HK$26.9 billion. During the first half of 2007, the Bank acted as receiving bank for eight IPOs and provided over HK$209.3 billion in IPO-related financing to brokers and corporate and private investors.

Excluding IPO-related financing, gross advances grew by 1.7 per cent and 6.6 per cent over 31 December 2006 and 30 June 2006 respectively.

New financing for large CIB customers was active, reflected in good growth in lending to the property investment, stockbrokers and information technology sectors. However, large repayments of existing loans in the wholesale and retail trade and the "Other" sectors curtailed the growth of the overall CIB loan portfolio.

Growth in CMB advances was mainly recorded in the manufacturing, wholesale and retail trade sectors and in the 11.7 per cent increase in trade finance, these being the target segments of CMB.

Residential mortgages fell marginally by 0.8 per cent amid severe market competition. The Bank did not compete on pricing but defended its market position by providing preferential offers via its e-channel. Mortgages under the GHOS fell at a slower pace of 4.7 per cent in the first half of 2007 (compared with a fall of 6.5 per cent during the second half of 2006) as there were new loans drawdown following the Housing Authority's re-launch of the sale of GHOS flats earlier this year.

Sustained strong consumer spending saw card advances rise 3.8 per cent compared with the end of 2006 and 29.3 per cent year-on-year. Personal lending grew by 18.6 per cent compared with 31 December 2006 and 48.8 per cent year-on-year, riding on the Bank's successful promotion campaigns.

Loans for use outside Hong Kong increased by 14.1 per cent for the first six months of 2007 to reach HK$25.3 billion. Year-on-year, a growth of 42.0 per cent was recorded. This was attributable largely to the expansion of the Mainland loan portfolio - which grew by 21.3 per cent compared with the end of last year and 50.4 per cent year-on-year - to reach HK$19.2 billion at 30 June 2007. Strong growth was recorded in corporate lending, driven by renminbi loans. Trade finance rose significantly by 42.2 per cent, leveraging on the Bank's experience, service quality and strong customer base in the Pearl River Delta region.

Customer deposits

Customer deposits and certificates of deposit and other debt securities in issue stood at HK$558.4 billion at 30 June 2007, a rise of 3.4 per cent over the end of 2006 and 10.6 per cent year-on-year. Higher growth was recorded in savings and current account balances, reflecting customer preference for liquidity in an active investment market.

RISK MANAGEMENT

Risk management is an integral part of banking business. The Group has put in place an effective risk management framework to ensure risks undertaken are properly managed. Operating in the financial services industry, the Group faces a wide spectrum of risks, the most important types are being credit, liquidity, market, operational and reputational risks. The Group's risk management framework includes the establishment of policies and procedures to identify and analyse risks and to set appropriate risk control limits. The risk management policies and major control limits are approved by the Board of Directors. Risk limits are monitored and controlled continually by dedicated departments by means of reliable and up-to-date management information systems. The management of various types of risks is well coordinated at the level of the Bank's Board and various management committees, including the Executive Committee, Asset and Liability Management Committee ("ALCO") and Credit Committee.

Credit Risk

Credit risk is the risk that financial loss arises from the failure of a customer or counterparty to meet its obligations under a contract. It arises principally from lending, trade finance, treasury and leasing businesses. The Group has dedicated standards, policies and procedures in place to control and monitor the risk from all such activities.

The Credit Risk Management ("CRM") function is mandated to provide centralised management of credit risk through:

- formulating credit policies on approval process, post-disbursement monitoring, recovery process and large exposures;
- issuing guidelines on lending to specified market sectors, industries and products; the acceptability of specific classes of collateral or risk mitigation and valuation parameters for collateral;
- undertaking an independent review and objective assessment of credit risk for all commercial non-bank credit facilities in excess of a designated amount prior to the facilities being committed to customers;
- controlling exposures to selected industries, counterparties, countries and portfolio types by setting limits;
- maintaining and developing credit risk rating/facility grading processes to categorise exposures and facilitate focused management;
- reporting to senior executives and various committees on aspects of the Group loan portfolio;
- managing and directing credit-related systems initiatives; and
- providing advice and guidance to business units on various credit-related issues.

The Group undertakes ongoing credit analysis and monitoring at several levels. Special attention is paid to problem loans. Loan impairment allowances are made promptly where necessary and are consistent with established guidelines. Recovery units are established by the Group to provide customers with intensive support in order to maximise recoveries of doubtful debts. Management regularly performs an assessment of the adequacy of the established impairment provisions by conducting a detailed review of the loan portfolio, comparing performance and delinquency statistics against historical trends and undertaking an assessment of current economic conditions.

Currently, the Group's risk rating framework consists of seven facility grades, taking into account the risk of default and the availability of security or other credit risk mitigation. A more sophisticated risk rating framework on counterparty credit risk based on default probability and loss estimates and comprising up to 22 categories, is being progressively implemented across the Group on a parallel basis. The rating methodology of this framework is based upon a wide range of financial analytics. The new approach will allow a more granular analysis of risk and trends.

The Group has implemented guidelines on the acceptability of specific classes of collateral or credit risk mitigation, and determined the valuation parameters. Such parameters are established prudently and are reviewed regularly in light of the changing market environment and empirical evidence. While collateral is an important mitigant to credit risk, it is the Group's policy to establish that loans are within the customer's capacity to repay rather than to rely excessively on security. Facilities may be granted on an unsecured basis depending on the customer's standing and the type of product. The principal collateral types are as follows:

- in the personal sector, charges over properties, securities, investment funds and deposits;
- in the commercial and industrial sector, charges over business assets such as properties, stock, debtors, investment funds, deposits and machinery; and
- in the commercial real estate sector, charges over the properties being financed.

Collateral held as security for financial assets other than loans and advances is determined by the nature of the instrument. Debt securities, treasury and other eligible bills are generally unsecured with the exception of asset-backed securities and similar instruments, which are secured by pools of financial assets.

Liquidity Risk

Liquidity management is essential to ensure the Group has the ability to meet its obligations as they fall due. It is the Group's policy to maintain a strong liquidity position by properly managing the liquidity structure of its assets, liabilities and commitments so that cash flows are appropriately balanced and all funding obligations are comfortably met.

The Group has established policies and procedures to monitor and control its liquidity position on a daily basis by adopting a cash flow management approach. The approach seeks to forecast committed cash inflows and outflows of the business and results in a daily net funding requirement which indicates the refinancing needs for any given day within the scope of the forecast conditions. Stress scenarios analysis for normal business conditions, an institution-specific crisis and a general market crisis are also conducted on a regular basis. The Group always maintains a stock of high-quality liquid assets to ensure the availability of sufficient cash flow to meet its financial commitments, including customer deposits on maturity and undrawn facilities, over a specified future period. The liquidity management process is monitored by the ALCO and is reported to the Executive Committee and the Board of Directors.

Market Risk Management

Market risk is the risk that foreign exchange rates, interest rates, equity and commodity prices, and indices will move and result in profits or losses for the Group. The objective of the Group's market risk management is to manage and control market risk exposures in order to optimise return on risk while maintaining a market profile consistent with the Group's status as a premier provider of financial products and services.

The Group separates exposures to market risk into either trading or non-trading portfolios. Trading portfolios include those positions arising from market-making, proprietary position-taking and other marked-to-market positions so designated. Non-trading portfolios primarily arise from the effective interest rate management of the Group's retail and commercial banking assets and liabilities.

The management of market risk is principally undertaken in Treasury using risk limits approved by the Board of Directors. Limits are set for each portfolio, product and risk type, with market liquidity being a principal factor in determining the level of limits set. The Group has dedicated standards, policies and procedures in place to control and monitor the market risk. An independent market risk control function is responsible for measuring market risk exposures, monitoring and reporting these exposures against the prescribed limits on a daily basis. The market risks which arise on each business are assessed and transferred to either Treasury for management, or to separate books managed under the supervision of ALCO.

One of the principal tools used by the Group to monitor and limit market risk exposure is VAR. The Group has obtained approval from the HKMA to use its VAR model for calculation of market risk capital charge.

VAR is a technique which estimates the potential losses that could occur on risk positions taken due to movements in market rates and prices over a specified time horizon and to a given level of confidence. In line with HSBC Group policy, the Group has adopted historical simulation ("HS") basis for VAR calculation. HS uses scenarios derived from historical market rates and takes account of the relationships between different markets and rates, for example, interest rates and foreign exchange rates. Movements in market prices are calculated by reference to market data from the past two years. The assumed holding period is a one-day period with a 99 per cent level of confidence, reflecting the way the risk positions are managed.

The Group's VAR, both trading and non-trading, for all interest rate risk and foreign exchange risk positions and on individual risk portfolios during the first halves of 2007 and 2006 are shown in the table below.

Value at risk

	At 30 June 2007	***Minimum during the period***	***Maximum during the period***	***Average for the period***
VAR for all interest rate risk and foreign exchange risk	**57**	**39**	**60**	**50**
VAR for foreign exchange risk (trading)	**8**	**1**	**9**	**2**
VAR for interest rate risk				
• trading	**5**	**3**	**9**	**6**
• non-trading	**59**	**44**	**64**	**55**

	At 30 June 2006	*Minimum during the period*	*Maximum during the period*	*Average for the period*
VAR for all interest rate risk and foreign exchange risk	47	47	119	86
VAR for foreign exchange risk (trading)	5	3	16	6
VAR for interest rate risk				
• trading	15	3	15	7
• non-trading	51	51	123	91

The average daily revenue earned from market risk-related treasury activities for the first half of 2007, including non-trading book net interest income and funding related to trading positions, was HK$5 million (HK$5 million for the first half of 2006). The standard deviation of these daily revenues was HK$3 million (HK$3 million for the first half of 2006).

An analysis of the frequency distribution of daily revenue shows that out of 121 trading days for the first half of 2007, losses were recorded on 3 days (4 days for the first half of 2006). The maximum daily loss was HK$6 million (HK$2 million for the first half of 2006). The most frequent result was a daily revenue of between HK$4 million and HK$8 million, with 69 occurrences. The highest daily revenue was HK$12 million (HK$12 million for the first half of 2006).

Daily distribution of market risk revenue for the first half of 2007



50
40
30
20
10
0
Number of days
1
2
10
30
38
31
5
4
-2.0 and below
-2.0 to 0.0
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
Revenue (HK$m)

Daily distribution of market risk revenue for the first half of 2006



50
40
30
20
10
0
Number of days
4
8
28
44
23
8
6
-2.0 to 0.0
0.0 to 2.0
2.0 to 4.0
4.0 to 6.0
6.0 to 8.0
8.0 to 10.0
10.0 to 12.0
Revenue (HK$m)

Interest rate risks comprise those originating from Treasury activities, both trading and non-trading portfolios, which include structural interest rate exposures. Treasury manages interest rate risks within the limits approved by the Board of Directors and under the monitoring of ALCO.

The Group's foreign exchange exposures mainly comprise foreign exchange dealing by Treasury and currency exposures originated by its banking business. The latter are transferred to Treasury where they are centrally managed within foreign exchange position limits approved by the Board of Directors. Structural foreign exchange positions arising from capital investments in associate, subsidiaries and branches outside Hong Kong, mainly in US dollar and renminbi as set out in note 45 to the interim financial statements, are managed by ALCO.

Equities exposure

The Group's equities exposure for the first half of 2007 was mainly in long-term equity investments which are reported as "Financial investments" set out in note 25 to the interim financial statements. Equities held for trading purpose are included under "Trading assets" set out in note 21 to the interim financial statements. These are subject to trading limit and risk management control procedures and other market risk regimes.

Operational Risk

Operational risk is the risk of loss arising through fraud, unauthorised activities, error, omission, inefficiency, system failure or from external events. It is inherent to every business organisation and covers a wide spectrum of issues. The Group manages its operational risk through a controls-based environment in which the processes and controls are documented, authorisation is independent and transactions are reconciled and monitored. This is supported by periodic independent review of the internal control systems by internal audit. The operational risk management framework comprises assignment of responsibilities at senior management level, assessment of risk factors inherent in each business and operations units, information systems to record operational losses and analysis of loss events. Operational risk is mitigated by adequate insurance coverage on assets and business losses. To reduce the impact and interruptions to business activities caused by system failure or natural disaster, back-up systems and contingency business resumption plans are in place for all business and critical operations functions. Operational risk management is coordinated by the Chief Operating Officer and monitored by the Operational Risk Management Committee.

Reputational Risk

Reputational risks can arise from social, ethical or environmental issues, or as a consequence of operational risk events. Standards are set and policies and procedures are established in all areas of reputational risk and are communicated to staff at all levels. These include treating customers fairly, conflicts of interest, money laundering deterrence, environmental impacts and anti-corruption measures. The reputation downside to the Group is fully appraised before any strategic decision is taken.

CONSOLIDATED INCOME STATEMENT

(Expressed in millions of Hong Kong dollars)	*note*	***Half-year ended 30 June 2007***	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
Interest income	4	**16,318**	13,654	15,608
Interest expense	5	**(9,622)**	(8,113)	(9,455)
Net interest income		**6,696**	5,541	6,153
Fee income		**3,163**	2,035	2,039
Fee expense		**(301)**	(253)	(324)
Net fee income	6	**2,862**	1,782	1,715
Trading income	7	**584**	659	671
Net income from financial instruments designated at fair value	8	**686**	37	862
Dividend income	9	**26**	31	16
Net earned insurance premiums		**4,821**	3,954	3,892
Other operating income	10	**397**	392	453
Total operating income		**16,072**	12,396	13,762
Net insurance claims incurred and movement in policyholder liabilities		**(5,105)**	(3,671)	(4,406)
Net operating income before loan impairment charges and other credit risk provisions		**10,967**	8,725	9,356
Loan impairment charges and other credit risk provisions	11	**(280)**	(34)	(230)
Net operating income		**10,687**	8,691	9,126
Employee compensation and benefits		**(1,598)**	(1,277)	(1,417)
General and administrative expenses		**(1,136)**	(907)	(1,307)
Depreciation of premises, plant and equipment		**(169)**	(150)	(173)
Amortisation of intangible assets		**(11)**	(4)	(6)
Total operating expenses	12	**(2,914)**	(2,338)	(2,903)
Operating profit		**7,773**	6,353	6,223
Profit on disposal of fixed assets and financial investments	13	**274**	574	269
Gain on dilution of investment in associate		**1,465**	–	–
Net surplus on property revaluation		**266**	318	3
Share of profits from associates		**440**	268	387
Profit before tax		**10,218**	7,513	6,882
Tax expenses	14	**(1,150)**	(1,202)	(847)
Profit for the period		**9,068**	6,311	6,035
Profit attributable to shareholders		**8,867**	6,190	5,848
Profit attributable to minority interests		**201**	121	187
		9,068	6,311	6,035
Dividends	16	**4,206**	4,206	5,736
(Figures in HK$)				
Earnings per share	15	**4.64**	3.24	3.06
Dividends per share	16	**2.20**	2.20	3.00

The notes on pages 28 to 71 form part of this interim financial report.

CONSOLIDATED BALANCE SHEET

(Expressed in millions of Hong Kong dollars)	note	***At 30 June 2007***	*At 30 June 2006*	*At 31 December 2006*
ASSETS				
Cash and balances with banks and other financial institutions	19	**12,921**	13,763	9,390
Placings with and advances to banks and other financial institutions	20	**94,485**	82,563	99,705
Trading assets	21	**9,848**	14,543	12,467
Financial assets designated at fair value	22	**9,827**	6,429	8,280
Derivative financial instruments	23	**2,348**	2,161	1,887
Advances to customers	24	**310,972**	266,505	279,353
Financial investments	25	**251,191**	211,955	227,710
Investments in associates	26	**5,279**	3,267	3,488
Investment properties	27	**2,457**	3,161	2,732
Premises, plant and equipment	28	**6,342**	6,553	6,516
Interest in leasehold land held for own use under operating lease	29	**572**	587	580
Intangible assets	30	**2,347**	1,857	2,070
Other assets	31	**32,733**	14,945	14,886
		741,322	628,289	669,064
LIABILITIES				
Current, savings and other deposit accounts	32	**512,450**	448,097	482,821
Deposits from banks		**57,834**	22,131	17,950
Trading liabilities	33	**44,294**	61,630	60,093
Financial liabilities designated at fair value		**1,473**	1,494	1,562
Derivative financial instruments	23	**2,118**	2,256	1,531
Certificates of deposit and other debt securities in issue	34	**7,282**	8,312	7,595
Other liabilities	35	**22,123**	10,821	16,123
Liabilities to customers under insurance contracts		**27,942**	18,877	22,975
Deferred tax and current tax liabilities		**3,485**	2,668	2,716
Subordinated liabilities	36	**9,373**	7,005	7,000
		688,374	583,291	620,366
CAPITAL RESOURCES				
Minority interests		**1,917**	1,280	1,717
Share capital		**9,559**	9,559	9,559
Retained profits		**32,706**	28,627	29,044
Other reserves		**6,663**	3,429	4,745
Proposed dividends		**2,103**	2,103	3,633
Shareholders' funds	37	**51,031**	43,718	46,981
		52,948	44,998	48,698
		741,322	628,289	669,064

The notes on pages 28 to 71 form part of this interim financial report.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

(Expressed in millions of Hong Kong dollars)	**Half-year ended 30 June 2007**	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Unrealised surplus on revaluation of premises, net of tax	**218**	469	50
Tax on realisation of revaluation surplus on disposal of premises	**10**	97	9
Available-for-sale investments reserve, net of tax:			
• fair value changes taken to equity	**271**	(80)	1,312
• fair value changes transferred to income statement			
• on impairment	**–**	–	12
• on hedged items	**73**	255	(234)
• on disposal	**(247)**	(121)	(204)
Cash flow hedges reserve, net of tax:			
• fair value changes taken to equity	**(127)**	(116)	(63)
• fair value changes transferred to income statement	**141**	67	375
Actuarial gains on defined benefit plans, net of tax	**369**	2	216
Exchange differences on translation of financial statements of overseas branches, subsidiaries and associates	**180**	60	124
Net income recognised directly in equity	**888**	633	1,597
Profit for the period	**9,068**	6,311	6,035
Total recognised income and expense for the period	**9,956**	6,944	7,632
Attributable to shareholders	**9,755**	6,823	7,445
Attributable to minority interests	**201**	121	187
	9,956	6,944	7,632

CONSOLIDATED CASH FLOW STATEMENT

(Expressed in millions of Hong Kong dollars)	note	Half-year ended 30 June 2007	Half-year ended 30 June 2006
Net cash inflow from operating activities	40(a)	**12,376**	38,080
Cash flows from investing activities			
Dividends received from associates		**195**	20
Purchase of available-for-sale investments		**(47,529)**	(60,007)
Purchase of held-to-maturity debt securities		**(420)**	(216)
Proceeds from sale or redemption of available-for-sale investments		**33,895**	34,844
Proceeds from redemption of held-to-maturity debt securities		**33**	28
Purchase of fixed assets and intangible assets		**(218)**	(143)
Proceeds from sale of fixed assets and assets held for sale		**212**	2,599
Interest received from available-for-sale investments		**4,691**	2,408
Dividends received from available-for-sale investments		**10**	31
Net cash outflow from investing activities		**(9,131)**	(20,436)
Cash flows from financing activities			
Dividends paid		**(5,736)**	(5,736)
Interest paid for subordinated liabilities		**(212)**	(108)
Proceeds from subordinated liabilities		**2,342**	3,495
Net cash outflow from financing activities		**(3,606)**	(2,349)
(Decrease)/increase in cash and cash equivalents		**(361)**	15,295
Cash and cash equivalents at 1 January		**90,275**	65,513
Effect of foreign exchange rate changes		**1,197**	54
Cash and cash equivalents at 30 June	40(b)	**91,111**	80,862

The notes on pages 28 to 71 form part of this interim financial report.

(Figures expressed in millions of Hong Kong dollars unless otherwise indicated)

1 Basis of preparation

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and in compliance with Hong Kong Accounting Standard (HKAS) 34, *Interim Financial Reporting,* issued by the Hong Kong Institute of Certified Public Accountants (HKICPA). It also contains the disclosure information required under the Banking (Disclosure) Rules issued by the Hong Kong Monetary Authority (the "HKMA").

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

The interim financial report is unaudited, but has been reviewed by KPMG in accordance with Hong Kong Standards on Review Engagements 2410, *Review of Interim Financial Information Performed by the Independent Auditor of the Entity,* issued by HKICPA. KPMG's review report to the Board of Directors is included on page 72.

2 Accounting policies

The accounting policies applied in preparing this interim financial report are the same as those applied in preparing the financial statements for the year ended 31 December 2006, as disclosed in the Annual Report and Financial Statements for 2006.

3 Basis of consolidation

This interim financial report covers the consolidated positions of Hang Seng Bank Limited and all its subsidiaries, unless otherwise stated, and include the attributable share of the results and reserves of its associates. For regulatory reporting, the bases of consolidation are set out in notes 38, 39 and 43.

4 Interest income

	Half-year ended 30 June 2007	Half-year ended 30 June 2006 (restated)	Half-year ended 31 December 2006
Interest income arising from:			
• financial assets that are not at fair value through profit and loss	**15,941**	13,334	15,305
• trading assets	**330**	275	254
• financial assets designated at fair value	**47**	45	49
	16,318	13,654	15,608
of which:			
• interest income from listed investments	**2,141**	1,552	1,879
• interest income from unlisted investments	**4,020**	3,028	3,718
• interest income from impaired financial assets	**10**	14	12

5 Interest expense

	Half-year ended 30 June 2007	Half-year ended 30 June 2006 (restated)	Half-year ended 31 December 2006
Interest expense arising from:			
• financial liabilities that are not at fair value through profit and loss	**8,332**	6,935	8,015
• trading liabilities	**1,268**	1,154	1,414
• financial liabilities designated at fair value	**22**	24	26
	9,622	8,113	9,455
of which:			
• interest expense from debt securities in issue maturing after five years	**32**	30	32
• interest expense from customer accounts maturing after five years	**12**	15	16
• interest expense from subordinated liabilities	**212**	111	221
	256	156	269

6 Net fee income

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006 (restated)*	*Half-year ended 31 December 2006*
• stockbroking and related services	**738**	398	407
• retail investment funds	**728**	484	312
• structured investment products	**249**	32	62
• insurance	**56**	59	49
• account services	**144**	121	153
• private banking	**333**	160	171
• remittances	**91**	75	86
• cards	**483**	403	457
• credit facilities	**56**	52	59
• *trade services*	**189**	176	204
• other	**96**	75	79
Fee income	**3,163**	2,035	2,039
Fee expense	**(301)**	(253)	(324)
	2,862	1,782	1,715
of which:			
Net fee income, other than amounts included in determining the effective interest rate, arising from financial assets or financial liabilities that are not held for trading nor designated at fair value	**691**	604	716
• fee income	**867**	748	867
• fee expense	**(176)**	(144)	(151)
Net fee income on trust and other fiduciary activities where the Group holds or invests on behalf of its customers	**446**	263	277
• fee income	**512**	310	331
• fee expense	**(66)**	(47)	(54)

7 Trading income

	Half-year ended 30 June 2007	Half-year ended 30 June 2006 (restated)	Half-year ended 31 December 2006
Trading income:			
• foreign exchange	**394**	610	568
• securities, derivatives and other trading activities	**190**	49	103
	584	659	671

8 Net income from financial instruments designated at fair value

	Half-year ended 30 June 2007	Half-year ended 30 June 2006 (restated)	Half-year ended 31 December 2006
Net income on assets designated at fair value which back insurance and investment contracts	**690**	44	866
Net change in fair value of other financial instruments designated at fair value	**(4)**	(7)	(4)
	686	37	862
of which dividend income from:			
• listed investments	**19**	13	20
• unlisted investments	**–**	–	–
	19	13	20

9 Dividend income

	Half-year ended 30 June 2007	Half-year ended 30 June 2006	Half-year ended 31 December 2006
Dividend income:			
• listed investments	**24**	20	16
• unlisted investments	**2**	11	–
	26	31	16

10 Other operating income

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Rental income from investment properties	**72**	104	82
Movement in present value of in-force long-term insurance business	**207**	185	178
Other	**118**	103	193
	397	392	453

11 Loan impairment charges and other credit risk provisions

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Loan impairment (charges)/releases:			
• individually assessed	**(137)**	29	(136)
• collectively assessed	**(143)**	(63)	(82)
	(280)	(34)	(218)
of which:			
• new and additional	**(349)**	(165)	(258)
• releases	**40**	97	9
• recoveries	**29**	34	31
	(280)	(34)	(218)
Other provisions	–	–	(12)
	(280)	(34)	(230)

12 Operating expenses

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Employee compensation and benefits:			
• salaries and other costs	**1,171**	1,090	1,098
• performance-related pay	**405**	128	254
• retirement benefit costs	**22**	59	65
	1,598	1,277	1,417
General and administrative expenses:			
• rental expenses	**170**	117	150
• other premises and equipment	**363**	350	479
• marketing and advertising expenses	**225**	142	305
• other operating expenses	**378**	298	373
	1,136	907	1,307
Depreciation of business premises and equipment (note 28)	**169**	150	173
Amortisation of intangible assets	**11**	4	6
	2,914	2,338	2,903
Cost efficiency ratio	**26.6%**	26.8%	31.0%
Staff numbers* by region			
Hong Kong	**7,724**	7,524	7,748
Mainland	**843**	471	661
Others	**58**	50	55
Total	**8,625**	8,045	8,464

* *Full-time equivalent*

13 Profit on disposal of fixed assets and financial investments

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Profit on disposal of available-for-sale securities	**248**	126	212
Profit less loss on disposal of fixed assets	**26**	448	57
	274	574	269

14 Tax expenses

Taxation in the consolidated income statement represents:

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Current tax - provision for Hong Kong profits tax			
Tax for the period	**1,077**	1,367	821
Current tax - taxation outside Hong Kong			
Tax for the period	**28**	11	25
Deferred tax			
Origination and reversal of temporary differences	**45**	(176)	1
Total tax expenses	**1,150**	1,202	847

The current tax provision is based on the estimated assessable profit for the first half of 2007, and is determined for the Bank and its subsidiaries operating in the Hong Kong SAR by using the Hong Kong profits tax rate of 17.5 per cent (the same rate as in 2006). For subsidiaries and branches operating in other jurisdictions, the appropriate tax rates prevailing in the relevant countries are used.

15 Earnings per share

The calculation of earnings per share for the first half of 2007 is based on earnings of HK$8,867 million (HK$6,190 million and HK$5,848 million for the first and second halves of 2006 respectively) and on the weighted average number of ordinary shares in issue of 1,911,842,736 shares (unchanged from the first and second halves of 2006).

16 Dividends per share

	Half-year ended 30 June 2007		Half-year ended 30 June 2006		Half-year ended 31 December 2006	
	HK$ per share	**HK$ million**	HK$ per share	HK$ million	HK$ per share	HK$ million
First interim	**1.10**	**2,103**	1.10	2,103	–	–
Second interim	**1.10**	**2,103**	1.10	2,103	–	–
Third interim	–	–	–	–	1.10	2,103
Fourth interim	–	–	–	–	1.90	3,633
	2.20	**4,206**	2.20	4,206	3.00	5,736

17 Segmental analysis

Segmental information is presented in respect of business and geographical segments. Business by customer group information, which is more relevant to the Group in making operating and financial decisions, is chosen as the primary reporting format.

For the purpose of segmental analysis, the allocation of revenue reflects the benefits of capital and other funding resources allocated to the customer groups or geographical segments by way of internal capital allocation and funds transfer pricing mechanisms. Cost allocation is based on the direct costs incurred by the respective customer groups and apportionment of management overheads. Rental charges at market rate for usage of premises are reflected as inter-segment income for the "Other" customer group and inter-segment expenses for the respective customer groups.

(a) By customer group

The Group's business comprises five customer groups. Personal Financial Services provides banking (including deposits, credit cards, mortgages and other retail lending) and wealth management services (including private banking, investment and insurance) to personal customers. Commercial Banking manages middle market and smaller corporate relationships and specialises in trade-related financial services. Corporate Banking handles relationships with large corporate and institutional customers. Treasury engages in balance sheet management and proprietary trading. Treasury also manages the funding and liquidity positions of the Group and other market risk positions arising from banking activities. "Other" mainly represents management of shareholders' funds and investments in premises, investment properties and equity shares.

17 Segmental analysis *(continued)*

(a) By customer group (continued)

	Personal Financial Services	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 30 June 2007							
Net interest income	4,142	1,119	339	407	689	–	6,696
Net fee income/(expense)	2,307	476	54	(11)	36	–	2,862
Trading income	358	74	4	163	(15)	–	584
Net income/(expense) from financial instruments designated at fair value	689	–	–	(3)	–	–	686
Dividend income	6	–	–	–	20	–	26
Net earned insurance premiums	4,741	79	1	–	–	–	4,821
Other operating income	300	25	–	–	72	–	397
Inter-segment income	–	–	–	–	187	(187)	–
Total operating income	12,543	1,773	398	556	989	(187)	16,072
Net insurance claims incurred and movement in policyholders' liabilities	(5,061)	(44)	–	–	–	–	(5,105)
Net operating income before loan impairment charges and other credit risk provisions	7,482	1,729	398	556	989	(187)	10,967
Loan impairment charges and other credit risk provisions	(122)	(45)	(113)	–	–	–	(280)
Net operating income	7,360	1,684	285	556	989	(187)	10,687
Total operating expenses*	(1,939)	(636)	(97)	(96)	(146)	–	(2,914)
Inter-segment expenses	(163)	(17)	(3)	(4)	–	187	–
Operating profit	5,258	1,031	185	456	843	–	7,773
Profit on disposal of fixed assets and financial investments	–	–	7	–	267	–	274
Gain on dilution of investment in associate	–	–	–	–	1,465	–	1,465
Net surplus on property revaluation	–	–	–	–	266	–	266
Share of profits from associates	20	254	–	115	51	–	440
Profit before tax	5,278	1,285	192	571	2,892	–	10,218
Share of profit before tax	51.7%	12.6%	1.8%	5.6%	28.3%	–	100.0%
Operating profit excluding inter-segment transactions	5,421	1,048	188	460	656	–	7,773
Operating profit excluding loan impairment charges and other credit risk provisions	5,380	1,076	298	456	843	–	8,053
* *Depreciation/amortisation included in operating expenses*	(56)	(8)	(2)	(1)	(113)	–	(180)
At 30 June 2007							
Total assets	191,312	74,766	82,688	353,011	39,545	–	741,322
Total *liabilities*	432,416	93,988	51,983	70,109	39,878	–	688,374
Investments in associates	155	1,951	–	880	2,293	–	5,279
Capital expenditure incurred during the period	135	43	8	3	29	–	218

17 Segmental analysis *(continued)*

(a) By customer group (continued)

	Personal Financial Services	Commercial Banking	Corporate Banking	Treasury	Other	Inter-segment elimination	Total
Half-year ended 30 June 2006 (restated)							
Net interest income	3,549	920	293	216	563	–	5,541
Net fee income/(expense)	1,334	394	40	(13)	27	–	1,782
Trading income	252	70	4	333	–	–	659
Net income/(expense) from financial instruments designated at fair value	44	–	–	(7)	–	–	37
Dividend income	3	–	–	–	28	–	31
Net earned insurance premiums	3,872	81	1	–	–	–	3,954
Other operating income	273	15	–	–	104	–	392
Inter-segment income	–	–	–	–	191	(191)	-
Total operating income	9,327	1,480	338	529	913	(191)	12,396
Net insurance claims incurred and movement in policyholders' liabilities	(3,641)	(30)	–	–	–	–	(3,671)
Net operating income before loan impairment (charges)/releases and other credit risk provisions	5,686	1,450	338	529	913	(191)	8,725
Loan impairment (charges)/releases and other credit risk provisions	(74)	26	14	–	–	–	(34)
Net operating income	5,612	1,476	352	529	913	(191)	8,691
Total operating expenses*	(1,561)	(498)	(78)	(81)	(120)	–	(2,338)
Inter-segment expenses	(165)	(19)	(3)	(4)	–	191	–
Operating profit	3,886	959	271	444	793	–	6,353
Profit on disposal of fixed assets and financial investments	–	–	–	–	574	–	574
Net surplus on property revaluation	–	–	–	–	318	–	318
Share of profits from associates	11	137	–	62	58	–	268
Profit before tax	3,897	1,096	271	506	1,743	–	7,513
Share of profit before tax	51.9%	14.6%	3.6%	6.7%	23.2%	–	100.0%
Operating profit excluding inter-segment transactions	4,051	978	274	448	602	–	6,353
Operating profit excluding loan impairment (charges)/releases and other credit risk provisions	3,960	933	257	444	793	–	6,387
* *Depreciation/amortisation included in operating expenses*	(51)	(4)	(2)	(1)	(96)	–	(154)
At 30 June 2006							
Total assets	160,551	59,758	72,230	305,126	30,624	–	628,289
Total liabilities	399,620	71,670	39,398	48,950	23,653	–	583,291
Investments in associates	131	1,649	–	745	742	–	3,267
Capital expenditure incurred during the period	69	10	3	3	57	–	142

17 Segmental analysis *(continued)*

(a) By customer group (continued)

	Personal Financial Services	*Commercial Banking*	*Corporate Banking*	*Treasury*	*Other*	*Inter-segment elimination*	*Total*
Half-year ended 31 December 2006							
Net interest income	3,879	1,116	330	265	563	–	6,153
Net fee income/(expense)	1,242	415	46	(11)	23	–	1,715
Trading income	265	80	3	295	28	–	671
Net income/(expense) from financial instruments designated at fair value	866	–	–	(4)	–	–	862
Dividend income	5	5	–	–	6	–	16
Net earned insurance premiums	3,799	93	–	–	–	–	3,892
Other operating income	269	11	–	(4)	177	–	453
Inter-segment income	–	–	–	–	187	(187)	–
Total operating income	10,325	1,720	379	541	984	(187)	13,762
Net insurance claims incurred and movement in policyholders' liabilities	(4,373)	(33)	–	–	–	–	(4,406)
Net operating income before loan impairment charges and other credit risk provisions	5,952	1,687	379	541	984	(187)	9,356
Loan impairment charges and other credit risk provisions	(91)	(127)	–	–	(12)	–	(230)
Net operating income	5,861	1,560	379	541	972	(187)	9,126
Total operating expenses*	(1,911)	(600)	(90)	(94)	(208)	–	(2,903)
Inter-segment expenses	(161)	(19)	(3)	(4)	–	187	–
Operating profit	3,789	941	286	443	764	–	6,223
Profit on disposal of fixed assets and financial investments	26	–	–	–	243	–	269
Net surplus on property revaluation	–	–	–	–	3	–	3
Share of profits from associates	18	225	–	102	42	–	387
Profit before tax	3,833	1,166	286	545	1,052	–	6,882
Share of profit before tax	55.7%	16.9%	4.2%	7.9%	15.3%	–	100.0%
Operating profit excluding inter-segment transactions	3,950	960	289	447	577	–	6,223
Operating profit excluding loan impairment charges and other credit risk provisions	3,880	1,068	286	443	776	–	6,453
* *Depreciation/amortisation included in operating expenses*	(55)	(7)	(2)	(1)	(114)	–	(179)
At 31 December 2006							
Total assets	167,241	69,633	76,619	326,181	29,390	–	669,064
Total liabilities	429,667	82,340	41,959	38,609	27,791	–	620,366
Investments in associates	141	1,775	–	801	771	–	3,488
Capital expenditure incurred during the period	90	34	8	5	100	–	237

17 Segmental analysis *(continued)*

(b) By geographical region

The geographical regions in this analysis are classified by the location of the principal operations of the subsidiary companies or, in the case of the Bank itself, by the location of the branches responsible for reporting the results or advancing the funds.

	Half-year ended 30 June 2007		*Half-year ended 30 June 2006*		*Half-year ended 31 December 2006*	
		%		%		%
Total operating income						
Hong Kong	**15,001**	**93**	11,666	94	12,783	93
Americas	**794**	**5**	573	5	722	5
Mainland and other	**277**	**2**	157	1	257	2
	16,072	**100**	12,396	100	13,762	100
Profit before tax						
Hong Kong	**7,547**	**74**	6,668	89	5,712	83
Americas	**776**	**8**	558	7	704	10
Mainland and other	**1,895**	**18**	287	4	466	7
	10,218	**100**	7,513	100	6,882	100
Capital expenditure incurred during the period						
Hong Kong	**181**	**83**	130	92	205	86
Mainland and other	**37**	**17**	12	8	32	14
	218	**100**	142	100	237	100

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
		%		%		%
Total assets						
Hong Kong	**639,154**	**86**	539,776	86	573,067	86
Americas	**67,972**	**9**	63,216	10	65,997	10
Mainland and other	**34,196**	**5**	25,297	4	30,000	4
	741,322	**100**	628,289	100	669,064	100
Total liabilities						
Hong Kong	**668,243**	**97**	567,193	97	603,636	97
Americas	**3,886**	**1**	6,782	1	4,180	1
Mainland and other	**16,245**	**2**	9,316	2	12,550	2
	688,374	**100**	583,291	100	620,366	100
Contingent liabilities and commitments						
Hong Kong	**176,613**	**93**	146,988	94	165,541	95
Mainland and other	**13,218**	**7**	9,197	6	8,701	5
	189,831	**100**	156,185	100	174,242	100

18 Analysis of assets and liabilities by remaining maturity

The maturity analysis is based on the remaining period at the balance sheet date to the contractual maturity date, with the exception of the trading portfolio that may be sold before maturity and is accordingly recorded as "Trading".

	Repayable on demand	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Assets								
Cash and balances with banks and other financial institutions	**12,921**	–	–	–	–	–	–	**12,921**
Placings with and advances to banks and other financial institutions	**33,732**	**60,174**	**579**	–	–	–	–	**94,485**
Trading assets	–	–	–	–	–	**9,848**	–	**9,848**
Financial assets designated at fair value	–	**19**	**636**	**1,055**	**3,089**	–	**5,028**	**9,827**
Derivative financial instruments	–	**125**	**319**	**91**	**115**	**1,698**	–	**2,348**
Advances to customers	**34,109**	**48,904**	**39,368**	**87,931**	**100,660**	–	–	**310,972**
Financial investments	**571**	**25,986**	**66,027**	**138,344**	**17,700**	–	**2,563**	**251,191**
Investments in associates	–	–	–	–	–	–	**5,279**	**5,279**
Investment properties	–	–	–	–	–	–	**2,457**	**2,457**
Premises, plant and equipment	–	–	–	–	–	–	**6,342**	**6,342**
Interest in leasehold land held for own use under operating lease	–	–	–	–	–	–	**572**	**572**
Intangible assets	–	–	–	–	–	–	**2,347**	**2,347**
Other assets	**21,641**	**7,321**	**1,566**	**361**	**184**	–	**1,660**	**32,733**
At 30 June 2007	**102,974**	**142,529**	**108,495**	**227,782**	**121,748**	**11,546**	**26,248**	**741,322**
At 30 June 2006	43,069	128,407	80,050	228,424	112,444	16,224	19,671	628,289
At 31 December 2006	49,310	145,767	94,143	224,420	119,110	13,841	22,473	669,064

18 Analysis of assets and liabilities by remaining maturity *(continued)*

	Repayable on demand	*Three months or less but not on demand*	*Three months to one year*	*One year to five years*	*Over five years*	*Trading*	*No contractual maturity*	*Total*
Liabilities								
Current, savings and other deposit accounts	**309,529**	**189,167**	**12,587**	**882**	**285**	**–**	**–**	**512,450**
Deposits from banks	**23,975**	**31,720**	**2,139**	**–**	**–**	**–**	**–**	**57,834**
Trading liabilities	**–**	**–**	**–**	**–**	**–**	**44,294**	**–**	**44,294**
Financial liabilities designated at fair value	**4**	**–**	**–**	**996**	**–**	**–**	**473**	**1,473**
Derivative financial instruments	**3**	**8**	**64**	**110**	**–**	**1,933**	**–**	**2,118**
Certificates of deposit and other debt securities in issue	**25**	**141**	**1,941**	**5,175**	**–**	**–**	**–**	**7,282**
Other liabilities	**13,519**	**7,145**	**905**	**119**	**–**	**–**	**435**	**22,123**
Liabilities to customers under insurance contracts	**–**	**–**	**–**	**–**	**–**	**–**	**27,942**	**27,942**
Deferred tax and current tax liabilities	**–**	**14**	**1,881**	**2**	**–**	**–**	**1,588**	**3,485**
Subordinated liabilities	**–**	**–**	**–**	**7,031**	**2,342**	**–**	**–**	**9,373**
At 30 June 2007	**347,055**	**228,195**	**19,517**	**14,315**	**2,627**	**46,227**	**30,438**	**688,374**
At 30 June 2006	266,286	204,575	11,344	8,740	8,108	63,379	20,859	583,291
At 31 December 2006	299,827	206,056	11,800	15,845	154	61,407	25,277	620,366

19 Cash and balances with banks and other financial institutions

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
Cash in hand	**4,626**	5,229	4,920
Balances with central banks	**562**	323	357
Balances with banks and other financial institutions	**7,733**	8,211	4,113
	12,921	13,763	9,390

20 Placings with and advances to banks and other financial institutions

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
Placings with and advances to banks and other financial institutions maturing within one month	**73,931**	61,425	75,722
Placings with and advances to banks and other financial institutions maturing after one month	**20,554**	21,138	23,983
	94,485	82,563	99,705
of which:			
Placings with and advances to central banks	**351**	127	187

21 Trading assets

	At 30 June 2007	*At 30 June 2006 (restated)*	*At 31 December 2006 (restated)*
Treasury bills	**4,566**	7,966	6,071
Certificates of deposit	**61**	294	212
Other debt securities	**4,870**	6,269	6,109
Debt securities	**9,497**	14,529	12,392
Equity shares	**14**	14	16
Total trading securities	**9,511**	14,543	12,408
Loans and advances to customers*	**337**	–	59
Total trading assets	**9,848**	14,543	12,467
Debt securities:			
• listed in Hong Kong	**2,828**	2,263	3,124
• listed outside Hong Kong	**1,349**	1,363	1,123
	4,177	3,626	4,247
• unlisted	**5,320**	10,903	8,145
	9,497	14,529	12,392
Equity shares:			
• listed in Hong Kong	**14**	14	16
	14	14	16
Total trading securities	**9,511**	14,543	12,408
Loans and advances to customers*	**337**	–	59
Total trading assets	**9,848**	14,543	12,467

* *Amounts receivable from customers on trading transactions not yet settled.*

22 Financial assets designated at fair value

	At 30 June 2007	At 30 June 2006 (restated)	At 31 December 2006 (restated)
Certificates of deposit	**198**	234	232
Other debt securities	**4,521**	3,906	4,587
Debt securities	**4,719**	4,140	4,819
Equity shares	**5,108**	2,289	3,461
	9,827	6,429	8,280
Debt securities:			
• listed in Hong Kong	**507**	491	505
• listed outside Hong Kong	**308**	305	309
	815	796	814
• unlisted	**3,904**	3,344	4,005
	4,719	4,140	4,819
Equity shares:			
• listed in Hong Kong	**1,459**	918	1,202
• listed outside Hong Kong	**736**	1,069	1,300
	2,195	1,987	2,502
• unlisted	**2,913**	302	959
	5,108	2,289	3,461
	9,827	6,429	8,280

23 Derivative financial instruments

Derivative financial instruments are held for trading, as financial instruments designated at fair value, or designated as either fair value hedge or cash flow hedges. The following table shows the nominal contract amounts and marked-to-market value of assets and liabilities of each class of derivatives:

		At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*
	Trading	***Hedging***	*Trading*	*Hedging*	*Trading*	*Hedging*
Contract amounts:						
Interest rate contracts	**110,819**	**66,737**	107,608	51,974	105,001	60,318
Exchange rate contracts	**557,212**	**–**	303,678	–	332,199	–
Other derivative contracts	**13,120**	**–**	4,916	–	5,668	–
	681,151	**66,737**	416,202	51,974	442,868	60,318
Derivative assets:						
Interest rate contracts	**412**	**650**	688	480	435	513
Exchange rate contracts	**1,214**	**–**	983	–	866	–
Other derivative contracts	**72**	**–**	10	–	73	–
	1,698	**650**	1,681	480	1,374	513
Derivative liabilities:						
Interest rate contracts	**580**	**185**	999	507	573	217
Exchange rate contracts	**1,260**	**–**	578	–	722	–
Other derivative contracts	**93**	**–**	172	–	19	–
	1,933	**185**	1,749	507	1,314	217

The above derivative assets and liabilities, being the positive or negative marked-to-market value of the respective derivative contracts, represent gross replacement costs, as none of these contracts are subject to any bilateral netting arrangements.

24 Advances to customers

(a) Advances to customers

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
Gross advances to customers	**311,952**	267,393	280,277
less:			
Loan impairment allowances:			
• individually assessed	**(408)**	(377)	(406)
• collectively assessed	**(572)**	(511)	(518)
	310,972	266,505	279,353
Included in advances to customers are:			
• trade bills	**3,491**	3,577	3,907
• loan impairment allowances	**(17)**	(15)	(16)
	3,474	3,562	3,891

(b) Loan impairment allowances against advances to customers

	Individually assessed	*Collectively assessed*	*Total*
At 1 January 2007	**406**	**518**	**924**
Amounts written off	**(136)**	**(108)**	**(244)**
Recoveries of advances written off in previous years	**10**	**19**	**29**
New impairment allowances charged to income statement (note 11)	**187**	**162**	**349**
Impairment allowances released to income statement (note 11)	**(50)**	**(19)**	**(69)**
Unwind of discount of loan impairment allowances recognised as "interest income"	**(9)**	**–**	**(9)**
At 30 June 2007	**408**	**572**	**980**

Total loan impairment allowances as a percentage of gross advances to customers are as follows:

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
	%	%	%
Loan impairment allowances:			
• individually assessed	**0.13**	0.14	0.15
• collectively assessed	**0.18**	0.19	0.18
Total loan impairment allowances	**0.31**	0.33	0.33

24 Advances to customers *(continued)*

(c) Impaired advances and allowances

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
Gross impaired advances	**1,432**	1,209	1,387
Individually assessed allowances	**(408)**	(377)	(406)
Net impaired advances	**1,024**	832	981
Individually assessed allowances as a percentage of gross impaired advances	**28.5%**	31.2%	29.3%
Gross impaired advances as a percentage of gross advances to customers	**0.5%**	0.4%	0.5%

Impaired advances are those advances where objective evidence exists that full repayment of principal or interest is considered unlikely. Impairment allowances are made to write down the carrying value of the advances to the discounted value of future recoverable amounts, including the realisation of collateral.

The market value of collateral related to impaired advances was HK$1,729 million. Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

(d) Overdue advances

Advances to customers that are more than three months overdue and their expression as a percentage of gross advances to customers are as follows:

	At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*	
		%		%		%
Gross advances to customers that have been overdue with respect to either principal or interest for periods of:						
• six months or less but over three months	**472**	**0.1**	538	0.2	504	0.2
• one year or less but over six months	**178**	**0.1**	337	0.1	263	0.1
• over one year	**173**	**0.1**	149	0.1	173	–
	823	**0.3**	1,024	0.4	940	0.3

24 Advances to customers *(continued)*

(d) Overdue advances (continued)

Advances with a specific repayment date are classified as overdue when the principal or interest is overdue and remains unpaid at period-end. Advances repayable by regular instalments are treated as overdue when an instalment payment is overdue and remains unpaid at period-end. Advances repayable on demand are classified as overdue either when a demand for repayment has been served on the borrower but repayment has not been made in accordance with the demand notice, or when the advances have remained continuously outside the approved limit advised to the borrower for more than the overdue period in question.

Individually impaired allowances made on above overdue advances was HK$229 million at 30 June 2007 (HK$325 million at 31 December 2006).

The covered portion and uncovered portion of overdue loans and advances at 30 June 2007 were HK$619 million and HK$204 million respectively. The current market value of collateral held against the covered portion of overdue loans and advances at 30 June 2007 was HK$1,065 million. Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.

(e) Rescheduled advances

Rescheduled advances and their expression as a percentage of gross advances to customers are as follows:

		At 30 June 2007		*At 30 June 2006*		*At 31 December 2006*
		%		%		%
Rescheduled advances to customers	**343**	**0.1**	349	0.1	357	0.1

Rescheduled advances are those that have been rescheduled or renegotiated for reasons related to the borrower's financial difficulties. This will normally involve the granting of concessionary terms and resetting the overdue account to non-overdue status. A rescheduled advance will continue to be disclosed as such unless the debt has been performing in accordance with the rescheduled terms for a period of six to twelve months. Rescheduled advances that have been overdue for more than three months under the rescheduled terms are reported as overdue advances to customers.

(f) Segmental analysis of advances to customers by geographical area

Advances to customers by geographical area are classified according to the location of the counterparties after taking into account the transfer of risk. In general, risk transfer applies when an advance is guaranteed by a party located in an area that is different from that of the counterparty. At 30 June 2007, over 90 per cent of the Group's advances to customers was classified under Hong Kong (unchanged from the positions at 30 June 2006 and 31 December 2006).

24 Advances to customers *(continued)*

(g) Gross advances to customers by industry sector

The analysis of gross advances to customers by industry sector based on categories and definitions used by the HKMA is as follows:

	At 30 June 2007	***At 30 June 2007 The percentage of gross advances for each industry sector covered by collateral****	*At 30 June 2006*	*At 31 December 2006*
		%		
Gross advances to customers for use in Hong Kong				
Industrial, commercial and financial sectors				
• property development	**17,855**	**32.9**	15,728	18,051
• property investment	**51,461**	**85.2**	47,617	48,096
• financial concerns	**1,917**	**59.7**	2,108	2,103
• stockbrokers	**7,976**	**13.2**	288	234
• wholesale and retail trade	**6,084**	**40.9**	5,972	6,360
• manufacturing	**8,098**	**30.0**	6,894	7,670
• transport and transport equipment	**9,431**	**66.8**	11,578	11,145
• recreational activities	**211**	**1.6**	209	210
• information technology	**911**	**1.2**	666	478
• other	**39,822**	**30.6**	19,740	22,099
	143,766	**52.4**	110,800	116,446
Individuals				
• advances for the purchase of flats under the Government Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme	**19,126**	**99.8**	21,377	20,078
• advances for the purchase of other residential properties	**82,983**	**99.5**	82,778	83,616
• credit card advances	**9,804**	**–**	7,585	9,448
• other	**8,970**	**34.9**	8,058	8,813
	120,883	**86.7**	119,798	121,955
Total gross advances for use in Hong Kong	**264,649**	**68.1**	230,598	238,401
Trade finance	**21,988**	**28.9**	18,968	19,684
Gross advances for use outside Hong Kong	**25,315**	**43.1**	17,827	22,192
Gross advances to customers (note 24(a))	**311,952**	**63.3**	267,393	280,277

* *Comparative figures on collateral value are not required for the first time adoption under the Banking (Disclosure) Rules.*

25 Financial investments

	At 30 June 2007	At 30 June 2006 (restated)	At 31 December 2006 (restated)
Available-for-sale at fair value:			
• debt securities	**230,075**	197,934	209,463
• equity shares	**2,802**	1,656	2,110
Held-to-maturity debt securities at amortised cost	**18,314**	12,365	16,137
	251,191	211,955	227,710
Fair value of held-to-maturity debt securities	**17,556**	11,853	16,551
Treasury bills	**3,629**	78	1,088
Certificates of deposit	**25,635**	25,572	25,020
Other debt securities	**219,125**	184,649	199,492
Debt securities	**248,389**	210,299	225,600
Equity shares	**2,802**	1,656	2,110
	251,191	211,955	227,710
Debt securities:			
• listed in Hong Kong	**5,383**	5,754	6,672
• listed outside Hong Kong	**79,280**	64,259	70,905
	84,663	70,013	77,577
• unlisted	**163,726**	140,286	148,023
	248,389	210,299	225,600
Equity shares:			
• listed in Hong Kong	**2,295**	1,214	1,702
• listed outside Hong Kong	**329**	220	150
	2,624	1,434	1,852
• unlisted	**178**	222	258
	2,802	1,656	2,110
	251,191	211,955	227,710
Fair value of listed financial investments	**87,274**	71,422	79,442

26 Investments in associates

	At 30 June **2007**	*At 30 June 2006*	*At 31 December 2006*
Share of net assets	**5,007**	2,945	3,158
Goodwill	**272**	322	330
	5,279	3,267	3,488

On 5 February 2007, Industrial Bank ("IB") issued 1,001 million new shares in an IPO for a total consideration of RMB15,996 million. The Bank did not subscribe for any additional shares and, thus, its interest in the equity of IB decreased from 15.98 per cent to 12.78 per cent. The dilution in interest resulted in a gain of HK$1,465 million, as represented in the Bank's increase in share of the net assets of IB, which had risen as a result of the issue of the new shares. The gain on dilution was recognised in the income statement in the first half of 2007.

The decrease of the Bank's interest in the equity of IB does not affect the Bank's influence over this associate, as there has been no change in the composition of major shareholders in IB or in the Bank's representation in its Board of Directors or Executive Committee. The Bank will continue to have the power to participate in the financial and operating policy decisions of IB, and will continue to account for its results using the equity method.

27 Investment properties

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Beginning of the period	**2,732**	4,273	3,161
Additions	**–**	1	(1)
Disposals	**–**	(1,497)	(42)
Surplus on revaluation credited to income statement	**154**	305	(1)
Transfer to assets held for sale	**(412)**	–	(355)
Transfer (to)/from premises (note 28)	**(17)**	79	(30)
End of the period	**2,457**	3,161	2,732

28 Premises, plant and equipment

Movement of premises, plant and equipment

	Premises	*Plant and equipment*	*Total*
Cost or valuation:			
At 1 January 2007	**6,022**	**2,894**	**8,916**
Exchange adjustments	**3**	**4**	**7**
Additions	**–**	**137**	**137**
Disposals	**(68)**	**(53)**	**(121)**
Surplus on revaluation:			
• credited to premises revaluation reserve	**264**	**–**	**264**
• credited to income statement	**17**	**–**	**17**
Transfer to assets held for sale	**(448)**	**–**	**(448)**
Transfer from investment property (note 27)	**17**	**–**	**17**
At 30 June 2007	**5,807**	**2,982**	**8,789**
Accumulated depreciation:			
At 1 January 2007	**–**	**(2,400)**	**(2,400)**
Exchange adjustments	**–**	**(2)**	**(2)**
Charge for the period (note 12)	**(71)**	**(98)**	**(169)**
Written off on disposal	**–**	**54**	**54**
Transfer to assets held for sale	**2**	**–**	**2**
Elimination of accumulated depreciation on revalued premises	**68**	**–**	**68**
At 30 June 2007	**(1)**	**(2,446)**	**(2,447)**
Net book value at 30 June 2007	**5,806**	**536**	**6,342**
Cost or valuation:			
At 1 January 2006	6,348	2,694	9,042
Exchange adjustments	1	1	2
Additions	–	102	102
Disposals	(653)	(41)	(694)
Elimination of accumulated depreciation on revalued premises	(67)	–	(67)
Surplus on revaluation:			
• credited to premises revaluation reserve	569	–	569
• credited to income statement	13	–	13
Transfer to investment property (note 27)	(79)	–	(79)
At 30 June 2006	6,132	2,756	8,888
Accumulated depreciation:			
At 1 January 2006	–	(2,292)	(2,292)
Exchange adjustments	–	(1)	(1)
Charge for the period (note 12)	(70)	(80)	(150)
Written off on disposal	2	39	41
Elimination of accumulated depreciation on revalued premises	67	–	67
At 30 June 2006	(1)	(2,334)	(2,335)
Net book value at 30 June 2006	6,131	422	6,553

28 Premises, plant and equipment *(continued)*

Movement of premises, plant and equipment *(continued)*

	Premises	*Plant and equipment*	*Total*
Cost or valuation:			
At 1 July 2006	6,132	2,756	8,888
Exchange adjustments	2	3	5
Additions	–	167	167
Disposals	(30)	(32)	(62)
Elimination of accumulated depreciation on revalued premises	(76)	–	(76)
Surplus on revaluation:			
• credited to premises revaluation reserve	60	–	60
• credited to income statement	4	–	4
Transfer to assets held for sale	(100)	–	(100)
Transfer from investment property (note 27)	30	–	30
At 31 December 2006	6,022	2,894	8,916
Accumulated depreciation:			
At 1 July 2006	(1)	(2,334)	(2,335)
Exchange adjustments	–	(1)	(1)
Charge for the period (note 12)	(75)	(98)	(173)
Written off on disposal	–	33	33
Elimination of accumulated depreciation on revalued premises	76	–	76
At 31 December 2006	–	(2,400)	(2,400)
Net book value at 31 December 2006	6,022	494	6,516

29 Interest in leasehold land held for own use under operating lease

The Group's interest in leasehold land held for own use is accounted for as operating lease. The lease is a medium term lease with 10 to 50 years unexpired and the net book value is as follows:

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
Beginning of the period	**580**	594	587
Amortisation of prepaid operating lease payment	**(8)**	(7)	(7)
End of the period	**572**	587	580

30 Intangible assets

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Present value of in-force long-term insurance business	**2,135**	1,750	1,927
Internally developed software	**192**	93	129
Acquired software	**20**	14	14
	2,347	1,857	2,070

31 Other assets

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Items in the course of collection from other banks	**21,350**	4,652	6,036
Prepayments and accrued income	**3,990**	4,045	3,520
Deferred tax assets	**1**	1	1
Assets held for sale	**1,026**	232	256
Acceptances and endorsements	**3,237**	2,701	2,855
Other accounts	**3,129**	3,314	2,218
	32,733	14,945	14,886

32 Current, savings and other deposit accounts

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Current, savings and other deposit accounts:			
• as stated in consolidated balance sheet	**512,450**	448,097	482,821
• structured deposits reported as trading liabilities (note 33)	**27,571**	33,414	35,066
	540,021	481,511	517,887
By type:			
• demand and current accounts	**36,555**	26,579	29,594
• savings accounts	**227,101**	195,488	223,255
• time and other deposits	**276,365**	259,444	265,038
	540,021	481,511	517,887

33 Trading liabilities

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Structured certificates of deposit and other debt securities in issue (note 34)	**11,116**	15,056	14,821
Structured deposits (note 32)	**27,571**	33,414	35,066
Short positions in securities and other	**5,607**	13,160	10,206
	44,294	61,630	60,093

34 Certificates of deposit and other debt securities in issue

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Certificates of deposit and other debt securities in issue:			
• as stated in consolidated balance sheet	**7,282**	8,312	7,595
• structured certificates of deposit and other debt securities in issue reported as trading liabilities (note 33)	**11,116**	15,056	14,821
	18,398	23,368	22,416
By type:			
• certificates of deposit in issue	**13,504**	19,893	18,075
• other debt securities in issue	**4,894**	3,475	4,341
	18,398	23,368	22,416

35 Other liabilities

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Items in the course of transmission to other banks	**13,332**	5,022	6,469
Accruals	**2,805**	1,864	2,641
Acceptances and endorsements	**3,237**	2,701	2,855
Other	**2,749**	1,234	4,158
	22,123	10,821	16,123

36 Subordinated liabilities

Nominal value	Description	*At 30 June 2007*	*At 30 June 2006*	*At 31 December 2006*
Amount owed to third parties				
HK$1,500 *million*	Callable floating rate subordinated notes due June 2015 [1]	**1,496**	1,491	1,496
HK$1,000 million	4.125% callable fixed rate subordinated notes due June 2015 [2]	**969**	950	987
US$450 million	Callable floating rate subordinated notes due July 2016 [3]	**3,503**	3,495	3,483
US$300 million*	Callable floating rate subordinated notes due July 2017	**2,342**	–	–
Amount owed to HSBC Group undertakings				
US$260 million	Callable floating rate subordinated loan debt due December 2015 [4]	**2,032**	2,019	2,021
		10,342	7,955	7,987
Representing:				
• measured at amortised cost		**9,373**	7,005	7,000
• designated at fair value		**969**	950	987
		10,342	7,955	7,987

* *The Bank contracted to issue floating-rate subordinated notes amounting to US$300 million in July 2007, which will mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes will be issued at the price of 99.868 per cent, bearing interest at the rate of three-month US dollar LIBOR plus 0.25 per cent, payable quarterly from the issue date to the call option date. Thereafter, if the notes are not redeemed on the call option date, the interest rate will be reset to three-month US dollar LIBOR plus 0.75 per cent payable quarterly. The notes qualify as tier 2 capital and will serve to help the Bank maintain a more balanced capital structure. The proceeds of the notes will be used to support business growth and may be used to finance the proposed acquisition of 50 per cent of the shares in Hang Seng Life Limited (as disclosed in note 48).*

The above subordinated notes and loan each carries a one-time call option exercisable by the Group on a day falling five years plus one day after the relevant date of issue/drawdown.

(1) Interest rate at three-month HIBOR plus 0.35 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.85 per cent, payable quarterly.

(2) Interest rate at 4.125 per cent per annum, payable semi-annually, to the call option date. Thereafter, it will be reset to three-month HIBOR plus 0.825 per cent, payable quarterly.

(3) Interest rate at three-month US dollar LIBOR plus 0.30 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.80 per cent, payable quarterly.

(4) Interest rate at three-month US dollar LIBOR plus 0.31 per cent, payable quarterly, to the call option date. Thereafter, it will be reset to three-month US dollar LIBOR plus 0.81 per cent, payable quarterly.

37 Shareholders' funds

	At 30 June 2007	*At 30 June 2006*	*At 31 December 2006*
Share capital	**9,559**	9,559	9,559
Retained profits	**32,706**	28,627	29,044
Premises revaluation reserve	**3,621**	3,522	3,491
Cash flow hedges reserve	**(206)**	(532)	(220)
Available-for-sale investment reserve	**1,020**	37	923
Capital redemption reserve	**99**	99	99
Other reserves	**2,129**	303	452
Total reserves	**39,369**	32,056	33,789
	48,928	41,615	43,348
Proposed dividends	**2,103**	2,103	3,633
Shareholders' funds	**51,031**	43,718	46,981
Return on average shareholders' funds	**36.6%**	29.0%	25.8%

In accordance with the HKMA guideline, *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting,* the Group has earmarked a "regulatory reserve" of HK$572 million from retained profits in order to satisfy the provisions of the Hong Kong Banking Ordinance for prudential supervision purposes in respect of losses which the Group will or may incur on loans and advances in addition to impairment losses recognised. Movements in the regulatory reserve are earmarked directly through retained profits and in consultation with the HKMA.

Save for the US$300 million subordinated notes contracted to issue in July 2007 (details in note 36), there was no purchase, sale or redemption of the Group's listed securities by the Bank or any of its subsidiaries during the first half of 2007.

The premises revaluation reserve included an amount of HK$192 million in relation to properties classified as assets held for sale, included in "Other assets" in the consolidated balance sheet at 30 June 2007 (30 June 2006 and 31 December 2006: nil).

Other reserves included the gain on dilution of investment in associate of HK$1,465 million transferred from retained profits.

38 Capital resources management

	At 30 June 2007	At 30 June 2006	At 31 December 2006
Capital base			
Tier 1 capital :			
• share capital	**9,559**	9,559	9,559
• retained profits	**27,546**	25,101	25,823
• classified as regulatory reserve	**(572)**	(511)	(518)
• less: goodwill	**(272)**	(322)	(330)
• less: 50 per cent of total unconsolidated investments and other deductions	**(2,416)**	–	–
• total	**33,845**	33,827	34,534
Tier 2 capital :			
• fair value gains on the revaluation of property	**3,328**	4,443	4,259
• fair value gains on the revaluation of available-for-sale investment and equity	**599**	24	542
• collective impairment allowances	**572**	511	518
• regulatory reserve	**572**	511	518
• term subordinated debt	**10,343**	7,955	7,988
• less: 50 per cent of total unconsolidated investments and other deductions	**(2,416)**	–	–
• total	**12,998**	13,444	13,825
Unconsolidated investments and other deductions	**–**	(3,779)	(4,242)
Total capital base after deductions	**46,843**	43,492	44,117
Risk-weighted assets			
• credit risk	**348,698**	303,519	321,677
• market risk	**1,313**	3,149	2,330
• operational risk	**30,377**	–	–
	380,388	306,668	324,007
Capital adequacy ratios			
• tier 1	**8.9%**	11.0%	10.7%
• total	**12.3%**	14.2%	13.6%

38 Capital resources management *(continued)*

Capital ratios at 30 June 2007 were compiled in accordance with the Banking (Capital) Rules ("the Capital Rules") issued by the HKMA under section 98A of the Hong Kong Banking Ordinance for the implementation of the "Basel II" capital accord, which became effective on 1 January 2007. In accordance with the Capital Rules, the Bank has adopted the "standardised approach" for the calculation of the risk-weighted assets for credit risk and operational risk and the "internal models approach" for the calculation of market risk. The basis of consolidation for calculation of capital ratios under the Capital Rules follows the basis of consolidation for financial reporting with the exclusion of subsidiaries which are "regulated financial entities" (e.g. insurance and securities companies) as defined by the Capital Rules. Accordingly, the investment costs of these unconsolidated regulated financial entities are deducted from the capital base. Full set of the consolidated subsidiaries for financial and regulatory reporting purposes are set out in note 51.

The capital ratios at 30 June and 31 December 2006 were compiled in accordance with the then Third Schedule of the Hong Kong Banking Ordinance ("the Third Schedule") under the "Basel I" capital accord. As there are significant differences between the Capital Rules and the Third Schedule on requirements in the scope of consolidation and the calculation of capital base and risk-weighted assets, the capital ratios are not directly comparable.

In accordance with the HKMA guideline *Impact of the New Hong Kong Accounting Standards on Authorised Institutions' Capital Base and Regulatory Reporting,* the Group has earmarked a "regulatory reserve" of HK$572 million from retained profits. This regulatory reserve is included as tier 2 capital together with the Group's collective impairment allowances.

39 Liquidity ratio

The average liquidity ratio for the periods indicated, calculated in accordance with the Fourth Schedule of the Hong Kong Banking Ordinance, is as follows:

	Half-year ended 30 June 2007	*Half-year ended 30 June 2006*	*Half-year ended 31 December 2006*
The Bank and its subsidiaries designated by the HKMA	**52.9%**	50.9%	53.0%

40 Reconciliation of cash flow statement

(a) Reconciliation of operating profit to net cash flow from operating activities

	Half-year ended At 30 June 2007	*Half-year ended At 30 June 2006*
Operating profit	**7,773**	6,353
Net interest income	**(6,696)**	(5,541)
Dividend income	**(26)**	(31)
Loan impairment charges and other credit risk provisions	**280**	34
Depreciation	**169**	150
Amortisation of intangible assets	**11**	4
Amortisation of available-for-sale investments	**(392)**	(222)
Amortisation of held-to-maturity debt securities	**(2)**	–
Advances written off net of recoveries	**(215)**	(166)
Interest received	**12,029**	10,530
Interest paid	**(9,372)**	(6,609)
Operating profit before changes in working capital	**3,559**	4,502
Change in treasury bills and certificates of deposit with original maturity more than three months	**(3,108)**	4,505
Change in placings with and advances to banks maturing after one month	**3,429**	(6,190)
Change in trading assets	**1,677**	4,831
Change in financial assets designated at fair value	**(472)**	78
Change in derivative financial instruments	**806**	18
Change in advances to customers	**(31,685)**	(5,693)
Change in other assets	**4,164**	(3,105)
Change in current, savings and other deposit accounts	**29,125**	17,102
Change in deposits from banks	**40,154**	10,080
Change in trading liabilities	**(15,799)**	15,826
Change in financial liabilities designated at fair value	**486**	(17)
Change in certificates of deposit and other debt securities in issue	**(313)**	(1,711)
Change in other liabilities	**(15,674)**	(600)
Change in liabilities to customers under insurance contracts	**9**	10
Elimination of exchange differences and other non-cash items	**(3,560)**	(1,149)
Cash generated from operating activities	**12,798**	38,487
Taxation paid	**(422)**	(407)
Net cash inflow from operating activities	**12,376**	38,080

40 Reconciliation of cash flow statement *(continued)*

(b) Analysis of the balances of cash and cash equivalents

	At 30 June 2007	*At 30 June 2006*
Cash and balances with banks and other financial institutions	**12,921**	13,763
Placings with and advances to banks and other financial institutions maturing within one month	**71,487**	59,056
Treasury bills	**6,258**	6,852
Certificates of deposit	**445**	1,191
	91,111	80,862

41 Contingent liabilities, commitments and derivatives

Contract amount, credit equivalent amount and risk-weighted amount

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 30 June 2007			
Contingent liabilities:			
Guarantees	**4,541**	**4,506**	**3,772**
Commitments:			
Documentary credits and short-term trade-related transactions	**10,823**	**2,182**	**2,172**
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	**155,790**	**5,865**	**5,865**
• one year and over	**18,365**	**8,692**	**7,409**
Other	**312**	**45**	**45**
	185,290	**16,784**	**15,491**
Exchange rate contracts:			
Spot and forward foreign exchange	**485,189**	**4,601**	**1,180**
Other exchange rate contracts	**72,023**	**504**	**123**
	557,212	**5,105**	**1,303**
Interest rate contracts:			
Interest rate swaps	**176,491**	**1,524**	**347**
Other interest rate contracts	**1,065**	**1**	**–**
	177,556	**1,525**	**347**
Other derivative contracts	**13,120**	**637**	**293**

41 Contingent liabilities, commitments and derivatives *(continued)*

Contract amount, credit equivalent amount and risk-weighted amount *(continued)*

	Contract amount	Credit equivalent amount	Risk-weighted amount
At 30 June 2006			
Contingent liabilities:			
Guarantees	3,604	3,364	3,172
Commitments:			
Documentary credits and short-term trade-related transactions	8,820	1,770	1,755
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	124,080	–	–
• one year and over	19,454	9,727	8,953
Other	227	227	227
	152,581	11,724	10,935
Exchange rate contracts:			
Spot and forward foreign exchange	253,985	2,404	526
Other exchange rate contracts	49,693	414	97
	303,678	2,818	623
Interest rate contracts:			
Interest rate swaps	155,362	1,627	340
Other interest rate contracts	4,220	10	2
	159,582	1,637	342
Other derivative contracts	4,916	267	65

41 Contingent liabilities, commitments and derivatives *(continued)*

Contract amount, credit equivalent amount and risk-weighted amount (continued)

	Contract amount	*Credit equivalent amount*	*Risk-weighted amount*
At 31 December 2006			
Contingent liabilities:			
Guarantees	4,150	3,877	3,679
Commitments:			
Documentary credits and short-term trade-related transactions	8,717	1,745	1,738
Undrawn formal standby facilities, credit lines and other commitments to lend:			
• under one year	142,463	–	–
• one year and over	18,719	9,360	8,696
Other	193	193	193
	170,092	11,298	10,627
Exchange rate contracts:			
Spot and forward foreign exchange	267,822	2,715	591
Other exchange rate contracts	64,377	499	110
	332,199	3,214	701
Interest rate contracts:			
Interest rate swaps	162,969	1,376	295
Other interest rate contracts	2,350	2	–
	165,319	1,378	295
Other derivative contracts	5,668	382	90

The tables above give the nominal contract, credit equivalent and risk-weighted amounts of off-balance sheet transactions. The credit equivalent amounts are calculated for the purposes of deriving the risk-weighted amounts. The credit equivalent, risk-weighted amounts and the consolidation basis at 30 June 2007 were calculated in accordance with the Banking (Capital) Rules issued by the HKMA, which became effective on 1 January 2007 (details as set out in note 38). The corresponding amounts at 30 June and 31 December 2006 were calculated in accordance with the then Third Schedule of the Hong Kong Banking Ordinance.

For the above analysis, contingent liabilities and commitments are credit-related instruments that include acceptances and endorsements, letters of credit, guarantees and commitments to extend credit. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers. These transactions are, therefore, subject to the same credit origination, portfolio maintenance and collateral requirements as for customers applying for loans. As the facilities may expire without being drawn upon, the total of the contract amounts is not representative of future liquidity requirements.

42 Analysis of gross advances to customers by categories based on internal classification used by the Group

The following analysis of gross advances to customers by categories based on internal classification used by the Group to manage associated risks.

	Gross advances	Impaired advances	Loan impairment allowances: Individually assessed	Loan impairment allowances: Collectively assessed
At 30 June 2007				
Residential mortgages	94,292	583	(49)	(101)
Hong Kong SAR Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	19,126	18	–	–
Credit card advances	9,804	22	–	(27)
Other personal lending	27,116	79	(15)	(77)
Total personal	150,338	702	(64)	(205)
Commercial, industrial and international trade	53,784	582	(325)	(301)
Commercial real estate	31,091	81	(1)	(6)
Other property-related lending	41,829	45	(12)	(50)
Government	1,316	–	–	–
Other commercial lending	21,639	21	(6)	(2)
Total corporate and commercial	149,659	729	(344)	(359)
Non-bank financial institutions	9,891	1	–	(8)
Others	2,064	–	–	–
Total financial	11,955	1	–	(8)
Gross advances to customers	311,952	1,432	(408)	(572)

42 Analysis of gross advances to customers by categories based on internal classification used by the Group *(continued)*

	Gross advances	Impaired advances	Loan impairment allowances: Individually assessed	Loan impairment allowances: Collectively assessed
At 30 June 2006				
Residential mortgages	91,263	587	(50)	(113)
Hong Kong SAR Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	21,377	21	–	–
Credit card advances	7,585	15	–	(20)
Other personal lending	8,407	84	(17)	(38)
Total personal	128,632	707	(67)	(171)
Commercial, industrial and international trade	44,048	393	(281)	(238)
Commercial real estate	33,364	26	(1)	(7)
Other property-related lending	33,377	57	(26)	(87)
Government	1,574	–	–	–
Other commercial lending	22,508	16	(2)	(2)
Total corporate and commercial	134,871	492	(310)	(334)
Non-bank financial institutions	2,405	10	–	(6)
Others	1,485	–	–	–
Total financial	3,890	10	–	(6)
Gross advances to customers	267,393	1,209	(377)	(511)

42 Analysis of gross advances to customers by categories based on internal classification used by the Group *(continued)*

			Loan impairment allowances	
	Gross advances	*Impaired advances*	*Individually assessed*	*Collectively assessed*
At 31 December 2006				
Residential mortgages	94,352	599	(52)	(109)
Hong Kong SAR Government's Home Ownership Scheme, Private Sector Participation Scheme and Tenants Purchase Scheme mortgages	20,078	21	–	–
Credit card advances	9,448	17	–	(23)
Other personal lending	9,102	82	(15)	(45)
Total personal	132,980	719	(67)	(177)
Commercial, industrial and international trade	48,560	449	(303)	(253)
Commercial real estate	32,957	91	(1)	(6)
Other property-related lending	36,370	110	(32)	(70)
Government	2,847	–	–	–
Other commercial lending	22,048	17	(3)	(2)
Total corporate and commercial	142,782	667	(339)	(331)
Non-bank financial institutions	2,130	1	–	(10)
Others	2,385	–	–	–
Total financial	4,515	1	–	(10)
Gross advances to customers	280,277	1,387	(406)	(518)

43 Non-bank Mainland exposures

The analysis of non-bank Mainland exposures is based on the categories of non-bank counterparties and the type of direct exposures defined by the HKMA under the Banking (Disclosure) Rules with reference to the HKMA return for non-bank Mainland exposures, which includes the mainland exposures extended by the Bank and its overseas branches only.

In May 2007, Hang Seng Bank (China) Limited ("HACN"), the Bank's wholly owned subsidiary incorporated in Mainland, was established to take over all assets and liabilities of the Bank's mainland branches except those retained in a wholesale branch in Shenzhen. As such, the mainland exposures of HACN are not included in the HKMA return as of 30 June 2007 and, therefore, need not be disclosed. However, the mainland exposures of HACN are shown separately in the table below to facilitate comparison.

	On-balance sheet exposure	*Off-balance sheet exposure*	*Total exposures*	*Individually assessed allowances*
At 30 June 2007				
Mainland entities	**9,057**	**6,840**	**15,897**	**1**
Companies and individuals outside Mainland where the credit is granted for use in Mainland	**4,908**	**3,904**	**8,812**	**82**
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	**14**	**202**	**216**	**-**
	13,979	**10,946**	**24,925**	**83**
Mainland exposures of HACN	**19,045**	**6,432**	**25,477**	**108**
	33,024	**17,378**	**50,402**	**191**
At 31 December 2006				
Mainland entities	22,078	11,542	33,620	13
Companies and individuals outside Mainland where the credit is granted for use in Mainland	6,387	4,659	11,046	163
Other counterparties where the exposure is considered by the Bank to be non-bank Mainland exposure	1,878	223	2,101	–
	30,343	16,424	46,767	176

44 Cross-border claims

Cross-border claims include receivables and loans and advances, and balances due from banks and holdings of certificates of deposit, bills, promissory notes, commercial paper and other negotiable debt instruments, as well as accrued interest and overdue interest on these assets. Claims are classified according to the location of the counterparties after taking into account the transfer of risk. For a claim guaranteed by a party situated in a country different from the counterparty, the risk will be transferred to the country of the guarantor. For a claim on the branch of a bank or other financial institutions, the risk will be transferred to the country where its head office is situated. Claims on individual countries or areas, after risk transfer, amounting to 10 per cent or more of the aggregate cross-border claims are shown as follows:

	Banks & other financial institutions	*Public sector entities*	*Sovereign & other*	*Total*
At 30 June 2007				
Asia-Pacific excluding Hong Kong:				
• Australia	37,949	–	671	38,620
• Other	44,186	–	13,442	57,628
	82,135	–	14,113	96,248
The Americas:				
• United States	29,320	1,130	6,472	36,922
• Canada	15,171	490	4,974	20,635
• Other	20	–	4,549	4,569
	44,511	1,620	15,995	62,126
Europe:				
• United Kingdom	37,181	–	9,486	46,667
• Other	124,714	–	5,003	129,717
	161,895	–	14,489	176,384

44 Cross-border claims *(continued)*

	Banks & other financial institutions	*Public sector entities*	*Sovereign & other*	*Total*
At 30 June 2006				
Asia-Pacific excluding Hong Kong:				
• Australia	31,760	146	526	32,432
• Other	42,580	–	8,546	51,126
	74,340	146	9,072	83,558
The Americas:				
• United States	21,310	1,609	6,129	29,048
• Canada	18,902	1,173	5,230	25,305
• Other	41	–	3,893	3,934
	40,253	2,782	15,252	58,287
Europe:				
• United Kingdom	31,828	–	9,356	41,184
• Other	89,257	–	6,241	95,498
	121,085	–	15,597	136,682
At 31 December 2006				
Asia-Pacific excluding Hong Kong:				
• Australia	33,724	–	1,355	35,079
• Other	49,686	–	10,924	60,610
	83,410	–	12,279	95,689
The Americas:				
• United States	25,998	1,362	9,203	36,563
• Canada	18,773	754	4,898	24,425
• Other	27	–	4,667	4,694
	44,798	2,116	18,768	65,682
Europe:				
• United Kingdom	38,203	–	9,619	47,822
• Other	101,810	–	4,978	106,788
	140,013	–	14,597	154,610

45 Foreign currency positions

Foreign currency exposures include those arising from trading, non-trading and structural positions. Net option position is calculated on the basis of delta-weighted positions of all foreign exchange options contracts. At 30 June 2007, the US dollar (US$) and renminbi (RMB) were the currencies in which the Group had non-structural foreign currency positions that exceeded 10 per cent of the total net position in all foreign currencies. The Group had also renminbi structural foreign currency position, which exceeded 10 percent of the total net structural position in all foreign currencies.

The table below summarises the net structural and non-structural foreign currency positions of the Group.

	US$	*RMB*	*Other foreign currencies*	*Total foreign currencies*
30 June 2007				
Non-structural position				
Spot assets	**218,083**	**22,021**	**123,637**	**363,741**
Spot liabilities	**(212,016)**	**(22,935)**	**(93,769)**	**(328,720)**
Forward purchases	**241,832**	**4,049**	**20,564**	**266,445**
Forward sales	**(238,922)**	**(6,144)**	**(50,437)**	**(295,503)**
Net option position	**60**	–	**(60)**	–
Net long/(short) non-structural position	**9,037**	**(3,009)**	**(65)**	**5,963**
Structural positions	**287**	**9,469**	**163**	**9,919**
30 June 2006				
Non-structural position				
Spot assets	202,537	8,960	100,168	311,665
Spot liabilities	(189,227)	(8,582)	(94,875)	(292,684)
Forward purchases	124,061	570	24,662	149,293
Forward sales	(129,724)	(827)	(29,866)	(160,417)
Net option position	25	–	(17)	8
Net long non-structural position	7,672	121	72	7,865
Structural positions	1,133	2,194	108	3,435
31 December 2006				
Non-structural position				
Spot assets	205,544	14,422	107,320	327,286
Spot liabilities	(189,232)	(12,670)	(90,897)	(292,799)
Forward purchases	128,102	353	15,294	143,749
Forward sales	(141,544)	(1,904)	(31,575)	(175,023)
Net option position	120	–	(130)	(10)
Net long non-structural position	2,990	201	12	3,203
Structural positions	1,430	3,760	141	5,331

46 Statutory accounts

The information in this interim report is not audited and does not constitute statutory accounts.

Certain financial information in this interim report is extracted from the statutory accounts for the year ended 31 December 2006, which have been delivered to the Registrar of Companies and the HKMA. The auditors expressed an unqualified opinion on those statutory accounts in their report dated 5 March 2007. The Annual Report and Financial Statements for the year ended 31 December 2006, which includes the statutory accounts, can be obtained on request from the Legal and Company Secretarial Services Department, Level 10, 83 Des Voeux Road Central, Hong Kong; or from Hang Seng Bank's website http://www.hangseng.com.

47 Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

48 Acquisition

On 22 June 2007, the Bank announced that its wholly-owned subsidiary, Hang Seng Insurance Company Limited ("HSIC"), had entered into a conditional agreement to acquire 50 per cent of the issued share capital of Hang Seng Life Limited ("HSLL") from HSBC Insurance (Asia-Pacific) Holdings Limited, an indirect wholly-owned subsidiary of HSBC Holdings plc, for a consideration of HK$2,400 million. The Bank owns the remaining 50 per cent of the issued capital of HSLL and is accounting for the results of HSLL as a subsidiary. Under the Listing Rules, the acquisition constitutes a discloseable and connected transaction of the Bank and is subject to approval by the independent shareholders. An Extraordinary General Meeting will be convened on 1 August 2007 for the purpose of obtaining the necessary approval for the acquisition.

49 Property revaluation

A revaluation of Hang Seng's premises and investment properties in Hong Kong was performed in June 2007 to reflect property market movements in the first half of 2007. The Group's premises and investment properties were revalued by DTZ Debenham Tie Leung Limited, an independent professional valuer, and carried out by qualified persons who are members of the Hong Kong Institute of Surveyors. The basis of the valuation of premises was open market value for existing use and the basis of valuation for investment properties was open market value. The revaluation surplus for Group premises amounted to HK$281 million, of which HK$17 million was a reversal of revaluation deficits previously charged to the income statement. The balance of HK$264 million was credited to the premises revaluation reserve. Revaluation gains on investment properties of HK$154 million were recognised through the income statement. The related deferred tax provisions for Group premises and investment properties were HK$49 million and HK$27 million respectively.

The revaluation exercise also covered investment properties reclassified as properties held for sale. In accordance with Hong Kong Financial Reporting Standard 5, the revaluation gain of HK$95 million was recognised through the income statement.

50 Immediate and ultimate holding companies

The immediate and ultimate holding companies of the Bank are The Hongkong and Shanghai Banking Corporation Limited (incorporated in Hong Kong) and HSBC Holdings plc (incorporated in England) respectively.

51 List of subsidiaries for financial reporting consolidation

Beautiful Fountain Investment Company Limited
Everlasting International Limited
Fulcher Enterprises Company Limited
Full Wealth Investment Limited
Hang Che Lee Company, Limited (In members' voluntary liquidation)
Hang Seng Asset Management Pte Ltd
Hang Seng Bank (Bahamas) Limited
Hang Seng Bank (China) Limited
*Hang Seng Bank (Trustee) Limited
*Hang Seng Bank Trustee (Bahamas) Limited
*Hang Seng Bank Trustee International Limited
Hang Seng Bullion Company Limited
Hang Seng Credit Limited
Hang Seng Credit (Bahamas) Limited
Hang Seng Data Services Limited
Hang Seng Finance Limited
Hang Seng Finance (Bahamas) Limited
Hang Seng Financial Information Limited
*Hang Seng Futures Limited
*Hang Seng General Insurance (Hong Kong) Company Limited (Formerly known as: Bankers Alliance Insurance Company Limited)
*Hang Seng Insurance Company Limited
*Hang Seng Insurance (Bahamas) Limited
*Hang Seng Investment Management Limited
*Hang Seng Investment Services Limited
*Hang Seng Life Limited
*Hang Seng (Nominee) Limited
Hang Seng Real Estate Management Limited
Hang Seng Security Management Limited
*Hang Seng Securities Limited
Haseba Investment Company Limited
Hayden Lake Limited
High Time Investments Limited
HSI International Limited
HSI Services Limited
Imenson Limited
Mightyway Investments Limited
Perpetual Publicity Limited (In members' voluntary liquidation)
Silver Jubilee Limited
Wide Cheer Investment Limited (In members' voluntary liquidation)
Yan Nin Development Company Limited

* *"regulated financial entities" as defined by the Banking (Capital) Rules and excluded from the basis of consolidation for regulatory reporting purpose.*

REVIEW REPORT TO THE BOARD OF DIRECTORS OF HANG SENG BANK LIMITED

Introduction

We have reviewed the interim financial report set out on pages 24 to 71 which comprises the consolidated balance sheet of Hang Seng Bank Limited ("the Bank") as of 30 June 2007 and the related consolidated income statement, and the consolidated statement of recognised income and expense and the consolidated cash flow statement for the six month period then ended and explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The directors are responsible for the preparation and presentation of the interim financial report in accordance with Hong Kong Accounting Standard 34.

Our responsibility is to form a conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

Scope of review

We conducted our review in accordance with Hong Kong Standard on Review Engagements 2410, "Review of interim financial information performed by the independent auditor of the entity" issued by the Hong Kong Institute of Certified Public Accountants. A review of the interim financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Hong Kong Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the interim financial report as at 30 June 2007 is not prepared, in all material respects, in accordance with Hong Kong Accounting Standard 34 "Interim financial reporting".

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

30 July 2007

The code for securities transactions by Directors

The Bank has adopted a Code for Securities Transactions by Directors on terms no less exacting than the required standards set out in the Model Code for Securities Transactions by Directors of Listed Issuers (set out in Appendix 10 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules")). Specific enquiries have been made with all Directors (including those who have ceased to be Directors or who have become Directors during the first six months of 2006) who have confirmed that they complied with the Bank's Code for Securities Transactions by Directors at all the applicable times for the period from 1 January 2007 to 30 June 2007 (both dates inclusive).

Directors' and Alternate Chief Executives' interests

As at 30 June 2007, the interests of the Directors and Alternate Chief Executives in the shares, underlying shares of equity derivatives and debentures of the Bank and its associated corporations (all within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) disclosed in accordance with the Listing Rules were detailed below.

	Personal Interests (held as beneficial owner)	Family Interests (Interests of spouse or child under 18)	Corporate Interests (Interests of controlled corporation)	Other Interests	Total Interests	Total Interests as % of the relevant issued share capital
Number of Ordinary Shares of HK$5 each in the Bank						
Directors:						
Mr Raymond C F Or	50,000	–	–	–	50,000	0.00
Mr John C C Chan	–	–	–	1,000[(1)]	1,000	0.00
Mr Patrick K W Chan	–	1,000	–	–	1,000	0.00
Mr Joseph C Y Poon	5,000	10,000	–	–	15,000	0.00
Number of Ordinary Shares of US$0.50 each in HSBC Holdings plc						
Directors:						
Mr Raymond C F Or	187,414	37,934	–	197,372[(6)]	422,720	0.00
Mr Edgar D Ancona	225,027	–	–	560,913[(6)]	785,940	0.01
Mr John C C Chan	14,283	–	–	3,000[(1)]	17,283	0.00
Mr Patrick K W Chan	2,458	5,162	–	52,017[(6)]	59,637	0.00
Mr Jenkin Hui	10,906	24,342	1,208,413[(2)]	–	1,243,661	0.01
Dr Eric K C Li	–	18,132	79,622[(3)]	–	97,754	0.00
Mr Joseph C Y Poon	27,468[(4)]	61,538	–	65,844[(6)]	154,850	0.00
Mr Peter T S Wong	122,298	21,497	–	81,159[(6)]	224,954	0.00
Alternate Chief Executives:						
Mr William W Leung	11,021	–	–	47,148[(6)]	58,169	0.00
Mrs Dorothy K Y P Sit	11,998[(5)]	728	–	47,546[(6)]	60,272	0.00

Notes:

(1) 1,000 shares in the Bank and 3,000 shares in HSBC Holdings plc were held by a trust of which Mr and Mrs John C C Chan were beneficiaries.

(2) Mr Jenkin Hui was entitled to fully control the voting power at general meetings of Parc Palais Incorporated, a private company, which beneficially held all of those shares referred to above as his corporate interests.

(3) Dr Eric K C Li was entitled to control no less than one-third of the voting power at general meetings of a private company which beneficially held all of those shares referred to above as his corporate interests.

(4) 22,599 shares were jointly held by Mr and Mrs Joseph C Y Poon.

(5) 5,680 shares were jointly held by Mrs Dorothy K Y P Sit and her husband.

(6) These represent interests in (i) options granted to Directors and Alternate Chief Executives under the HSBC Share Option Plans/HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan to acquire ordinary shares of US$0.50 each in HSBC Holdings plc; and (ii) conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans made in favour of Directors and Alternate Chief Executives and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc, as set against their respective names below:

	Options (please refer to the options table below for details)	Conditional awards of shares under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans (please refer to the awards table below for further information)	Total
Directors:			
Mr Raymond C F Or	2,504	194,868	197,372
Mr Edgar D Ancona	459,113	101,800	560,913
Mr Patrick K W Chan	26,000	26,017	52,017
Mr Joseph C Y Poon	28,454	37,390	65,844
Mr Peter T S Wong	–	81,159	81,159
Alternate Chief Executives:			
Mr William W Leung	13,322	33,826	47,148
Mrs Dorothy K Y P Sit	5,435	42,111	47,546

Options

At 30 June 2007, the undermentioned Directors and Alternate Chief Executives held unlisted physically settled options to acquire the number of ordinary shares of US$0.50 each in HSBC Holdings plc set against their respective names. These options were granted for nil consideration by HSBC Holdings plc.

	Options held at 30 June 2007	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Directors:						
Mr Raymond C F Or	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	2,504					
Mr Edgar D Ancona	—	56,175(1),(2)&(3)	US$14.6000	10 Nov 1997	10 Nov 1998	10 Nov 2007
	64,200(1)&(3)	–	US$13.7100	9 Nov 1998	9 Nov 1999	9 Nov 2008
	80,250(1)&(3)	–	US$16.9600	8 Nov 1999	8 Nov 2000	8 Nov 2009
	85,600(1)&(3)	–	US$18.4000	13 Nov 2000	13 Nov 2001	13 Nov 2010
	93,625(1)&(3)	–	US$21.3700	12 Nov 2001	12 Nov 2002	12 Nov 2011
	33,438(3)	–	US$10.6600	20 Nov 2002	20 Nov 2003	20 Nov 2012
	51,000	–	£9.1350	3 Nov 2003	3 Nov 2006	3 Nov 2013
	51,000	–	£8.2830	30 Apr 2004	30 Apr 2007	30 Apr 2014
	459,113					

	Options held at 30 June 2007	Options exercised during the first half of the year (ordinary shares of US$0.50 each)	Exercise price per share	Date granted	Exercisable from	Exercisable until
Mr Patrick K W Chan	6,500	–	£7.4600	3 Apr 2000	3 Apr 2003	2 Apr 2010
	6,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	6,500	–	£8.4050	7 May 2002	7 May 2005	6 May 2012
	7,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	26,000					
Mr Joseph C Y Poon	9,000	–	£6.3754	29 Mar 1999	29 Mar 2002	29 Mar 2009
	4,750	–	£7.4600	3 Apr 2000	3 Apr 2003	3 Apr 2010
	2,750	–	£8.7120	23 Apr 2001	23 Apr 2004	23 Apr 2011
	4,400	–	£8.4050	7 May 2002	7 May 2005	7 May 2012
	5,050	–	£6.9100	2 May 2003	2 May 2006	2 May 2013
	1,515	–	£6.4720	10 May 2004	1 Aug 2009	31 Jan 2010
	989	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	28,454					
Alternate Chief Executives:						
Mr William W Leung	6,000	–	£6.9100	2 May 2003	2 May 2006	1 May 2013
	6,500	–	£8.2830	30 Apr 2004	30 Apr 2007	29 Apr 2014
	582	–	£6.4720	10 May 2004	1 Aug 2007	31 Jan 2008
	240	–	HK$103.4401	26 Apr 2006	1 Aug 2007	31 Oct 2007
	13,322					
Mrs Dorothy K Y P Sit	3,000	–	£8.7120	23 Apr 2001	23 Apr 2004	22 Apr 2011
	2,435	–	£6.6792	24 May 2005	1 Aug 2010	31 Jan 2011
	5,435					

Notes:

(1) Notification that Mr Edgar D Ancona held these unlisted physically settled options to acquire shares of US$0.50 each in HSBC Holdings plc was given by him in June 2007 on his becoming aware of the same.

(2) At the date of exercise, 14 May 2007, the market value per share was £9.5000.

(3) These represent Mr Edgar D Ancona's interests in options under HSBC Finance 1996 Long-Term Executive Incentive Compensation Plan. These options arise from options he held over shares of Household International, Inc. (now HSBC Finance Corporation) before its acquisition, which were converted into options over HSBC Holdings plc ordinary shares in the same ratio as the offer for HSBC Finance Corporation and the exercise prices per share adjusted accordingly. These options were granted at nil consideration.

Conditional awards of shares

At 30 June 2007, the interests of the Directors and Alternate Chief Executives in the conditional awards of shares made in favour of them under the HSBC Holdings plc Restricted Share Plan/HSBC Share Plans and held by various trusts for ordinary shares of US$0.50 each in HSBC Holdings plc were as follows:

	Awards held at 1 January 2007	Awards made during the first half of the year	Shares awarded released during the first half of the year	Awards held at 30 June 2007[1]
Directors:				
Mr Raymond C F Or	245,548	25,786	30,298	194,868
Mr Edgar D Ancona	68,369	31,464[2]	–	101,800
Mr Patrick K W Chan	23,571	7,325	–	26,017
Mr Joseph C Y Poon	32,512	10,889	–	37,390
Mr Peter T S Wong	87,491	24,174[4]	33,021	81,159
Alternate Chief Executives:				
Mr William W Leung	25,760	7,325	–	33,826
Mrs Dorothy K Y P Sit	47,573	9,213[3]	6,190	42,111

Notes:

(1) This includes additional shares arising from scrip dividends.

(2) Notification that Mr Edgar D Ancona held these shares on 30 March 2007 was given by him on 3 July 2007 on his becoming aware of the same.

(3) Notification that Mrs Dorothy K Y P Sit held these shares on 30 March 2007 was given by her on 4 July 2007 on her becoming aware of the same.

(4) Notification that Mr Peter T S Wong held these shares on 30 March 2007 was given by him on 4 July 2007 on his becoming aware of the same.

All the interests stated above represent long positions. As at 30 June 2007, no short positions were recorded in the Register of Directors' and Alternate Chief Executives' Interests and Short Positions required to be kept under section 352 of the SFO.

Other than those disclosed above, no right to subscribe for equity or debt securities of the Bank has been granted by the Bank to, nor have any such rights been exercised by, any person during the half year ended 30 June 2007.

Substantial interests in share capital

The register maintained by the Bank pursuant to the SFO recorded that, as at 30 June 2007, the following corporations had interests (as defined in that Ordinance) in the Bank set opposite their respective names:

Name of Corporation	Number of Ordinary Shares of HK$5 each in the Bank (Percentage of total)
The Hongkong and Shanghai Banking Corporation Limited	1,188,057,371 (62.14%)
HSBC Asia Holdings BV	1,188,057,371 (62.14%)
HSBC Asia Holdings (UK)	1,188,057,371 (62.14%)
HSBC Holdings BV	1,188,057,371 (62.14%)
HSBC Finance (Netherlands)	1,188,057,371 (62.14%)
HSBC Holdings plc	1,188,057,371 (62.14%)

The Hongkong and Shanghai Banking Corporation Limited is a subsidiary of HSBC Asia Holdings BV, which is a wholly-owned subsidiary of HSBC Asia Holdings (UK), which in turn is a wholly-owned subsidiary of HSBC Holdings BV. HSBC Holdings BV is a wholly-owned subsidiary of HSBC Finance (Netherlands), which in turn is a wholly-owned subsidiary of HSBC Holdings plc. Accordingly, The Hongkong and Shanghai Banking Corporation Limited's interests are recorded as the interests of HSBC Asia Holdings BV, HSBC Asia Holdings (UK), HSBC Holdings BV, HSBC Finance (Netherlands) and HSBC Holdings plc.

The Directors regard HSBC Holdings plc to be the beneficial owner of 1,188,057,371 ordinary shares in the Bank (62.14%).

All the interests stated above represent long positions. As at 30 June 2007, no short positions were recorded in the Register of Interests in Shares and Short Positions required to be kept under section 336 of the SFO.

Capital issue

In June 2007, the Bank contracted to issue floating-rate subordinated notes amounting to US$300 million that mature in July 2017 with a one-time call option exercisable by the Bank in July 2012. The notes were issued to help the Bank maintain a more balanced capital structure.

Purchase, sale or redemption of the Bank's listed securities

Save for the contracted issuance of subordinated notes of US$300 million, during the six months ended 30 June 2007, there was no purchase, sale or redemption by the Bank, or any of its subsidiaries, of the Bank's listed securities.

Remuneration and staff development

There have been no material changes to the information disclosed in the Annual Report 2006 in respect of the remuneration of employees, remuneration policies and staff development.

Code on Corporate Governance Practices

The Bank follows all the code provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules throughout the period of six months ended 30 June 2007.

The Audit Committee of the Bank has reviewed the results for the half year ended 30 June 2007.

Register of shareholders

The Register of Shareholders of the Bank will be closed on Tuesday, 21 August 2007, during which no transfer of shares can be registered. In order to qualify for the second interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Bank's Registrars, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration not later than 4:30 pm on Monday, 20 August 2007. The second interim dividend will be payable on Thursday, 30 August 2007 to shareholders on the Register of Shareholders of the Bank on Tuesday, 21 August 2007.

Proposed timetables for the remaining quarterly dividends for 2007

Third interim dividend for 2007

Announcement date	5 November 2007
Book close and record date	27 November 2007
Payment date	11 December 2007

Fourth interim dividend for 2007

Announcement date	3 March 2008
Book close and record date	18 March 2008
Payment date	28 March 2008

Board of Directors

As at 30 July 2007, the Board of Directors of the Bank comprises Mr Raymond C F Or (Vice-Chairman and Chief Executive), Mr Edgar D Ancona#, Mr John C C Chan*, Mr Patrick K W Chan, Dr Y T Cheng*, Dr Marvin K T Cheung*, Mr Jenkin Hui*, Mr Peter T C Lee*, Dr Eric K C Li*, Dr Vincent H S Lo#, Mr Joseph C Y Poon, Dr David W K Sin*, Mr Richard Y S Tang* and Mr Peter T S Wong#.

* *Independent non-executive Director*
\# *Non-executive Director*

Registered Office

83 Des Voeux Road Central, Hong Kong
Telephone: (852) 2198 1111
Facsimile: (852) 2868 4047
Telex: 73311 73323
SWIFT: HASE HK HH
Website: http://www.hangseng.com

Stock Code

The Stock Exchange of Hong Kong Limited: 11

Registrars

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai, Hong Kong

Depositary*

BNY Mellon Shareowner Services
P.O. Box 11258
Church Street Station
New York, NY 10286-1258
Telephone: 212-815-3700
Toll free (domestic): 1-888-BNY-ADRS or 1-888-269-2377
Website: http://www.adrbny.com
Email: shareowners@bankofny.com

* The Bank offers investors in the United States a Sponsored Level-1 American Depositary Receipts Programme through The Bank of New York.

Interim Report 2007

The Interim Report 2007 in both English and Chinese is now available in printed form and on the Bank's website: http://www.hangseng.com.

Shareholders who:

A) received this Interim Report 2007 by electronic means and wish to receive a printed copy; or
B) received this Interim Report 2007 in either English or Chinese and wish to receive a printed copy of the other language version,

may send a notice in writing to the Bank's Registrars:

Computershare Hong Kong Investor Services Limited
Rooms 1806-7, 18th Floor, Hopewell Centre
183 Queen's Road East
Wanchai, Hong Kong
Facsimile: (852) 2529 6087
Email: hkinfo@computershare.com.hk

Shareholders who have chosen to receive this Interim Report 2007 by electronic means through the Bank's website and who, for any reason, have difficulty in receiving or gaining access to this Interim Report 2007, may submit a written request to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, and be sent this Interim Report 2007 in printed form free of charge.

Shareholders may change their choice of language or means of receipt of the Bank's future corporate communications at any time, free of charge, by completing and sending to the Bank's Registrars, Computershare Hong Kong Investor Services Limited, a change request form which can be obtained from the Bank's Registrars.

Photography: Graham Uden

Hang Seng Bank Limited
83 Des Voeux Road Central
Hong Kong

www.hangseng.com

END